                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-53065


    PROSPECTUS

                                 450,000 SHARES

                                     [LOGO]

                           FIRST COMMUNITY CORPORATION

                                  COMMON STOCK

         All of the 450,000 shares of Common Stock offered hereby are being sold by First Community Corporation (the "Company"). Prior to the offering, there has been only limited trading in the Common Stock and no established market for the Common Stock has existed. See "Underwriting" for the factors considered in determining the public offering price. The Common Stock will be quoted on the OTC Bulletin Board under the trading symbol "FCCO."

         SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                -----------------

   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER
     OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
        SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF
             THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENTAL AGENCY.

       THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


       -----------------------------------------------------------------------------------------------------------------------
                                                                                         Underwriting          Proceeds to the
                                                               Price to Public        Discount (1) (2)          Company (3)
       -----------------------------------------------------------------------------------------------------------------------

       Per Share.......................................          $    14.00               $  0.828               $   13.172
       -----------------------------------------------------------------------------------------------------------------------

       Total (4).......................................          $6,300,000               $372,400               $5,927,600
       =======================================================================================================================


(1) The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Underwriting Discount has been calculated on the basis of an underwriting discount of 7% with respect to an aggregate of 380,000 shares of Common Stock to be sold by the Company to the public, and no underwriting discount with respect to an aggregate of up to 70,000 shares of Common Stock sold in the offering to directors and executive officers of the Company. The Underwriter will also be paid a financial advisory fee of up to $30,000. See "Underwriting."

(3) Before deducting expenses of the offering payable by the Company estimated to be approximately $180,000.
(4) The Company has granted the Underwriter an over-allotment option to purchase up to 67,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriter, the total Price to Public will be $7,245,000, the total Underwriting Discount will be $438,550, and the total Proceeds to the Company will be $6,806,450. See "Underwriting."

                                -----------------

         The shares of Common Stock are offered by the Underwriter subject to prior sale, receipt and acceptance by the Underwriter, and to the Underwriter's right to reject orders in whole or in part and to withdraw, cancel, or modify the offer without notice. It is expected that certificates for the shares will be available for delivery on or about July 6, 1998.

                                -----------------

                           EDGAR M. NORRIS & CO., INC.
                                 June 29, 1998

                           FIRST COMMUNITY CORPORATION

                       The Community Bank of the Midlands

















(Map appears here, showing the state of South Carolina, with the four-county Midlands Region highlighted in green, including Fairfield, Richland, Lexington, and Newberry counties. The cities of Lexington, Irmo, and Forest Acres, South Carolina, are indicated with green dots, and the city of Columbia, South Carolina, is indicated with a black star.)
















         IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OTC BULLETIN BOARD OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context indicates otherwise, the information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. Prospective investors should consider carefully the information set forth under the heading "Risk Factors." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                   THE COMPANY

         First Community Corporation is a South Carolina bank holding company formed in 1994 to serve as a holding company for First Community Bank, N.A. (the "Bank"). The Bank opened as a national bank in August 1995 with offices located in Lexington and Forest Acres, South Carolina, and the Company has grown from approximately $19.4 million in total assets, $3.8 million in loans, $11.3 million in deposits, and $6.1 million in shareholders' equity at December 31, 1995 to approximately $58.3 million in total assets, $31.2 million in loans, $46.7 million in deposits, and $6.2 million in shareholders' equity at March 31, 1998. The Company recorded its first quarterly profit in the fourth quarter of 1996 and has been profitable each subsequent quarter through the date of this Prospectus.

         The Company engages in a general commercial and retail community banking business characterized by personalized service and local decision-making, emphasizing the banking needs of small- to medium-sized businesses, professional concerns, and individuals. The Company attributes its success to date to the Company's location in growing market areas and its focus on attracting customers in these areas who prefer to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

         The Company's primary service area currently includes portions of Lexington and Richland Counties, and the Company's goal is to be the leading community bank in the Midlands area of South Carolina, which includes Lexington, Richland, Newberry, and Fairfield Counties. According to the U.S. Census Bureau, Lexington County is one of the fastest growing counties in South Carolina, with a population of 191,900 in 1995, reflecting a 14.5% increase since 1990. Lexington County also boasts one of the highest per capita incomes in South Carolina, with a median household income in 1995 of $40,500, compared to $31,000 for South Carolina as a whole. Richland County had a population of 299,700 and a median household income of $40,500 in 1995. The U.S. Department of Housing and Urban Development projects a median household income in 1998 of $45,600 for the Columbia, South Carolina, Metropolitan Statistical Area, which includes both Richland County and Lexington County. This figure represents growth of 2.9% over the median household income for 1997 and 27.6% over 1990.

         Total employment in Lexington County grew by 5.9% between December 1996 and December 1997. During the same period, the unemployment rate in Lexington County fell from 3.0% to 1.5%. Total employment in Richland County grew by 5.5% between December 1996 and December 1997. During the same period, the unemployment rate in Richland county fell from 3.7% to 1.9%. As of August 1997, total non-agricultural employment in the Columbia Metropolitan Statistical Area was 277,100. The principal components of the economy within the Company's market areas are service industries, government, and wholesale and retail trade. The largest employers, each of which employs in excess of 3,000 people in the Midlands area, include the Fort Jackson Army Base, the University of South Carolina, Policy Management Systems Corporation, Richland Memorial Hospital, Blue Cross Blue Shield, SCANA Corporation, and Pepsi-Cola, Inc.

         The Company intends to use the proceeds of this offering to support its continued growth through its existing offices and by opening three additional branches in the next 18 to 24 months in other fast growing areas in the Midlands. Although the Company has not yet acquired any branch sites, it is searching for sites in community and neighborhood settings in the Midlands area similar to the areas in which the Company's two existing offices are located. The Company has entered into a contract to purchase a branch site on Highway 60 in Irmo, South Carolina, which is in Lexington County. The Company has the right to terminate this contract without penalty during a 75-day inspection period ending August 11, 1998. In selecting further branch sites, the Company will favor growth areas that have their own community identity, with characteristics such as a strong school system, a progressive business climate, a local newspaper, and a separate municipal government. The Company believes that these types of sites will provide the Company with the greatest opportunity for continued success.

         The principal executive offices of both the Company and the Lexington office of the Bank are located on Highway 378, also known as Sunset Boulevard, in Lexington, South Carolina. The address of these offices is 5455 Sunset Boulevard, Lexington, South Carolina 29072. The Company's Forest Acres office in Richland County is located at 4404 Forest Drive, Columbia, South Carolina 29206 (at the corner of Forest Drive and Clemson Avenue in Forest Acres). The Company's telephone number is (803) 951-2265.


                                  THE OFFERING



Common Stock offered by the Company............................        450,000 shares (1)

Common Stock outstanding prior to the offering.................        689,677 shares (2)

Common Stock to be outstanding after the offering..............        1,139,677 shares (1)(2)

Use of proceeds................................................        The Company will use the net proceeds of
                                                                       this offering to support the continued
                                                                       growth and expansion of the Company,
                                                                       including approximately $3.0 million for the
                                                                       opening of up to three new branch offices,
                                                                       and for other general corporate purposes.
                                                                       See "Use of Proceeds."

OTC Bulletin Board symbol......................................        FCCO (3)


------------------

(1) Excludes up to 67,500 shares of Common Stock which may be sold by the Company upon exercise of the over-allotment option granted to the Underwriter. See "Underwriting."

(2) Excludes 84,000 shares of Common Stock issuable upon the exercise of stock options outstanding as of the date of the Prospectus, all of which are exercisable at $10.00 per share.

(3) The Underwriter has filed an application to have the Company's Common Stock quoted on the OTC Bulletin Board under the symbol "FCCO."

                                  RISK FACTORS

         An investment in the securities offered hereby involves substantial risks including, among others, the risks associated with the proposed expansion of the Company, the lack of an established trading market for the Common Stock, the credit risk associated with the Company's loan portfolio, and the adequacy of the allowance for loan losses.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      THREE MONTHS ENDED
                                                          MARCH 31,                  YEARS ENDED DECEMBER 31,
                                                --------------------------    ------------------------------------------
                                                    1998           1997           1997           1996            1995
                                                -----------    -----------    -----------    -----------     -----------
STATEMENT OF OPERATIONS DATA:
   Net interest income ........................ $       544    $       374    $     1,802    $     1,024     $       245
   Provision for loan losses ..................          43             37            194            135              77
   Noninterest income .........................          83             46            262            126              20
   Noninterest expense ........................         468            367          1,619          1,297             746
   Net income (loss) ..........................         116             16            251           (282)           (558)
BALANCE SHEET DATA:
   Total assets ............................... $    58,328    $    39,721    $    51,012    $    38,129     $    19,380
   Earning assets .............................      53,473         35,284         45,127         33,481          17,157
   Investment securities (1) ..................      15,384         12,355         13,507         11,813           9,019
   Loans (2) ..................................      31,625         19,763         29,000         15,915           3,833
   Allowance for loan losses ..................         421            231            380            201              77
   Deposits ...................................      46,700         32,462         42,247         30,901          11,334
   Shareholders' equity .......................       6,236          5,755          6,115          5,782           6,136
SHARE DATA:
   Basic net income (loss) per share (3) ...... $      0.17    $      0.02    $      0.36    $     (0.41)    $     (1.59)
   Diluted  net  income  (loss) per share (4) .        0.16           0.02           0.36          (0.41)          (1.59)
   Book value per share (period end) (5) ......        9.04           8.36           8.87           8.40            8.92
   Tangible book value per share (period ......        9.02           8.33           8.85           8.37            8.88
     end)(5)
  Weighted average shares outstanding .........     689,677        688,077        689,015        688,077         350,641
PERFORMANCE RATIOS:
   Return on average assets ...................        0.87%          0.16%          0.56%         (1.04)%         (8.65)%
   Return on average equity ...................        7.60%          1.10%          4.28%         (4.82)%        (17.02)%
   Interest rate spread .......................        3.63%          3.36%          3.55%          3.13%           1.72%
   Net interest margin (6) ....................        4.45%          4.36%          4.44%          4.28%           4.43%
   Efficiency (7) .............................       74.59%         87.45%         78.44%        112.78%         281.51%
ASSET QUALITY RATIOS:
   Allowance for loan losses to period end
     loans(2) .................................        1.33%          1.17%          1.31%          1.26%           2.01%
   Net charge-offs to average loans ...........        0.01%          0.04%          0.06%          0.10%             --
   Nonperforming assets to period end loans
     and foreclosed property (2)(8) ...........          --             --             --             --              --
   Nonperforming assets to period end total
     assets(8) ................................          --             --             --             --              --
CAPITAL AND LIQUIDITY RATIOS: (9)
   Average equity to average assets ...........       11.44%         14.92%         13.06%         21.65%          50.81%
   Leverage ...................................        9.85%         12.85%         10.73%         14.79%          27.84%
   Risk-based capital
     Tier 1 ...................................       13.83%         19.91%         14.93%         23.41%          69.66%
     Total ....................................       14.91%         20.83%         16.02%         24.35%          70.67%
   Average loans to average deposits ..........       67.56%         55.99%         62.53%         53.76%          25.75%

-----------
(1) Securities held to maturity are stated at amortized cost, and securities available for sale are stated at fair value.
(2) Loans are stated net of unearned income, before allowance for loan losses.
(3) Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period.
(4) Diluted net income (loss) per share is computed using the weighted average number of outstanding shares of common stock and dilutive common stock equivalents from stock options (using the treasury stock method).
(5)      Excludes the effect of any outstanding stock options.
(6)      Net interest income divided by average earning assets.
(7) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.
(8) The Company did not have any nonperforming assets during the periods indicated.
(9)      Capital and liquidity ratios are for the Bank, not the Company.

                                  RISK FACTORS

         An investment in the securities offered hereby involves certain risks. In addition to the other information contained in the Prospectus, prospective investors should consider the following factors in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains "forward-looking statements" relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. The words "expect," "estimate," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. The cautionary statements set forth in this "Risk Factors" section and elsewhere in this Prospectus identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

         RISKS ASSOCIATED WITH OPENING NEW OFFICES. The proceeds of the offering will be used to enhance the Company's capital position and to support its proposed growth and expansion, including the establishment of up to three additional branch offices over the next 18 to 24 months. Although the Company has entered into a contract for the purchase of one branch site, the Company has not yet acquired any sites for the additional branch offices, and there can be no assurance that it will identify acceptable sites or be able to purchase the sites on acceptable terms. There can also be no assurance that the Company will actually experience any further asset growth or open any additional branch offices, or that the Company will experience any favorable results if such growth and branch expansion occurs. Because of the Company's short history and the significance of this proposed growth and branch expansion, the Company's historical results of operations are not necessarily indicative of the Company's future operations. The likelihood of the continued success of the Company must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the establishment of new branches and the competitive environment in which the new branches will operate. There can be no assurance that any of the new branches will ever operate profitably or that the impact of their respective operations will not have a material adverse impact on the results of operations and financial condition of the Company.

         LACK OF ESTABLISHED TRADING MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE AND QUARTERLY EARNINGS. Prior to this offering, there has been no established or other active or liquid market for the Common Stock. Although the Company will be quoted on the OTC Bulletin Board, there can be no assurance regarding the liquidity of any markets that may develop for the Common Stock, the ability of holders of Common Stock to sell their securities, or the price at which holders would be able to sell their securities. The public offering price of the Common Stock offered hereby has been determined solely by negotiations among the Company and Edgar M. Norris & Co., Inc. (the "Underwriter") and may bear no relationship to the market price of the Common Stock after this offering. See "Underwriting." The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results (which could be substantial in the near term as a result of the expenses associated with the opening of the proposed additional branches), general trends in the Company's industry, and other factors. Furthermore, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such an event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Market for Common Stock."

         DEPENDENCE ON SENIOR MANAGEMENT. The Company's growth and development to date have been largely the result of the contributions of certain of the senior executive officers of the Company, including James C. Leventis, the Company's Chairman, Michael C. Crapps, the Company's President and Chief Executive Officer, David K. Proctor, the Company's Senior Vice President and Senior Credit Officer, and Joseph G. Sawyer, the Company's Senior Vice President and Chief Financial Officer. The loss of the services of one or more of these individuals could have a material adverse effect on the Company's business and development. No assurance can be given that replacements for any of these officers could be employed if these officers' services were no longer available. In addition, continued growth of the Company will require that the Company attract and retain additional personnel with a variety of skills and experience. Significant competition exists for such personnel with the skills and experience needed successfully to manage the Company's business and operations. See "Management."

         COMPETITION. The Company encounters strong competition from other financial institutions within its primary market area. In addition, established financial institutions not already operating in the Company's primary market area may, under South Carolina law, open branches in the area at future dates. In the conduct of certain aspects of its banking business, the Company also competes with savings institutions, credit unions, mortgage banking companies, consumer finance companies, insurance companies, and other institutions, some of which are not subject to the same degree of regulation and restriction imposed upon the Company. Many of these competitors have substantially greater resources and lending limits than the Company and offer certain services that the Company does not currently provide. In addition, many of these competitors have numerous branch offices located throughout their extended market areas which provide them with a competitive advantage over the Company. Furthermore, as a consequence of legislation enacted by the United States Congress, out-of-state banks are allowed to commence operations and compete in the Company's primary market areas. No assurance can be given that such competition will not have an adverse impact on the financial condition and results of operations of the Company or that the Company will ultimately be able to successfully compete with other financial institutions in its market. See "Business -- Competition" and "Supervision and Regulation."

         CREDIT RISK; ADEQUACY OF ALLOWANCE FOR LOAN LOSSES. There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. The Company maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may not prove to be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease of the Company's net income and, possibly, its capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Provision and Allowance for Loan Losses."

         POTENTIAL IMPACT OF CHANGES IN INTEREST RATES. The Company's profitability is dependent on the net interest income of the Bank, which is the difference between the Bank's interest income on interest-earning assets and the Bank's interest expense on interest-bearing liabilities. The Company, like most financial institution holding companies, will continue to be affected by changes in general interest rate levels and other economic factors beyond the Company's control. As of March 31, 1998, the Company had a cumulative one-year negative gap position of 15.92% of total interest-bearing assets. With a negative gap position, the rates on the Company's interest-bearing liabilities will likely adjust to changes in market interest rates at a faster rate than the yields on the Company's interest-earning assets. Consequently, the Company's net interest income could be adversely affected during periods of rapidly increasing interest rates. Although the Company has structured its asset and liability management strategies to mitigate the impact of changes in interest rates, there can be no assurance that these strategies will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Interest Income."

         NO DIVIDENDS. The Company has never paid cash dividends on its Common Stock and in the near-term intends to retain any future earnings to finance its growth. As the Company's business operations are conducted almost exclusively through the Bank, the Company's ability to pay dividends on the Common Stock is directly dependent on the dividends paid by the Bank to the Company. The ability of the Bank to pay dividends to the Company is subject to the Bank's profitability and to government regulations that limit the aggregate amount of cash dividends paid to shareholders based on then-current income levels. There can be no assurance that the Bank's future earnings will support dividend payments to the Company. Additionally, there is no restriction on the ability of the Company to issue shares of stock with preferential dividend rights in the future. See "Dividend Policy," "Supervision and Regulation -- Dividends," and "Description of Securities -- Preferred Stock."

         LOCAL ECONOMIC CONDITIONS. The Company's success is influenced by the geographic markets served by the Company. Adverse changes in economic conditions in these markets would likely impair the Company's ability to collect loans and could otherwise have a negative effect on the financial condition of the Company. See "Business -- Market Areas."

         DILUTION. Purchasers of Common Stock in the offering will experience immediate dilution in the net tangible book value per share of the Common Stock from the public offering price. Moreover, in the near-term, the Company expects that the expenses associated with the offering and the establishment of the additional branch offices will result in dilution of the Company's return on equity and earnings per share. See "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         SHARES ELIGIBLE FOR FUTURE SALE. Future sales of substantial amounts of Common Stock could adversely affect the market price of the Common Stock. Upon consummation of the offering, the Company will have 1,139,677 shares of Common Stock outstanding, and all of these shares (plus any shares issued upon the exercise of the Underwriter's over-allotment option) will be freely tradeable without restriction or registration under the Securities Act of 1933 (the "Securities Act"), unless owned by an affiliate of the Company or subject to the lock-up agreements described below. In addition, there are outstanding stock options that the Company has granted to certain directors, officers, and employees of the Company for the purchase of an aggregate of 84,000 shares of Common Stock under the First Community Corporation 1996 Stock Option Plan (the "1996 Stock Option Plan"), of which options for 47,200 shares are currently exercisable. The Company's directors and executive officers have agreed with the Underwriter not to sell any Common Stock, which includes 221,634 currently outstanding shares and 44,000 shares issuable upon exercise of options, for 180 days from the date of this Prospectus without the Underwriter's prior written consent. See "Description of Securities -- Shares Eligible for Future Sale" and "Underwriting."

         ISSUANCE OF ADDITIONAL STOCK. Pursuant to its Articles of Incorporation, the Company has the authority to issue up to 8,860,323 additional shares of Common Stock and has authorized 10,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences, and designations as the Board of Directors may determine without any vote of the shareholders. Issuance of such Preferred Stock could have the effect of delaying, deterring, or preventing a change in control of the Company. Issuance of additional shares of Common Stock or Preferred Stock could also result in the dilution of the voting power of the Common Stock purchased in this offering. See "Description of Securities -- Common Stock," "-- Preferred Stock," and "-- Certain Antitakeover Effects."

         ANTITAKEOVER PROVISIONS; INSIDER CONTROL OF THE COMPANY. Certain provisions of the Company's Articles of Incorporation could delay or frustrate the removal of incumbent directors and could make a merger, tender offer, or proxy contest involving the Company more difficult, even if such events could be perceived as beneficial to the interests of the shareholders. These provisions include staggered terms for the Board of Directors and requirements of super-majority votes to approve certain business transactions. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. To the extent that these provisions are effective in discouraging or preventing takeover attempts, they may tend to reduce the market price for the Common Stock offered hereby. Directors and executive officers of the Company currently own in the aggregate approximately 32.1% of the outstanding shares of Common Stock. Following completion of the offering, directors and executive officers of the Company are expected to own in the aggregate at least 19.4% of the outstanding shares of Common Stock (18.4% if the Underwriter's over-allotment option is exercised in full). Because directors and executive officers of the Company are entitled to purchase shares in the offering, these percentages may actually be higher than 19.4% and 18.4%. Therefore, to the extent they vote together, the directors and executive officers of the Company will have the ability to exert significant influence over the election of the Company's Board of Directors and other corporate actions requiring shareholder approval. See "Principal Shareholders" and "Description of Securities -- Certain Antitakeover Effects."

         GOVERNMENT REGULATION. The banking industry is heavily regulated. This regulation is intended primarily for the protection of depositors of the Bank, not shareholders, and could adversely affect the operations of the Bank, such as its ability to make loans and attract deposits. In recent years, the United States Congress has enacted three major pieces of banking legislation: The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"). These three Acts have significantly changed the commercial banking industry through, among other things, revising and limiting the types and amounts of investment authority, significantly increasing minimum regulatory capital requirements, broadening the scope and power of federal bank and thrift regulators over financial institutions and affiliated persons in order to protect the deposit insurance funds and depositors, and significantly enhancing the ability of banks and bank holding companies to engage in interstate bank acquisition and branching activities. Additional legislation affecting financial institutions has been proposed and may be enacted, and regulations now affecting the Company may be modified at any time. There can be no assurance that any such legislation or modifications would not adversely affect the business of the Company. The Company is also affected by the Federal Reserve's monetary policies, and there can be no assurance that actions by the Federal Reserve will not have an adverse effect on the deposit levels, loan demand, or the business and earnings of the Company. See "Supervision and Regulation."

         YEAR 2000. Like many financial institutions, the Company relies upon computers for the daily conduct of its business and for information systems processing. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year, which may result in widespread computer malfunctions. While the Company believes that it has available resources and has adopted a plan to address Year 2000 compliance, it is largely dependent on its outside core data processing provider and other third party vendors. The Company has been informed by its core data processing provider that the facilities at which the Company's data processing is currently handled are not Year 2000 compliant, but that the Company's data processing will be transitioned by October 31, 1998 to another facility of the processing provider which is Year 2000 compliant. The Company anticipates that the cost to move its data processing system will be incurred by its data processing provider and that any additional costs incurred by the Company to upgrade ancillary systems will not materially differ from normal costs incurred during prior years to upgrade and maintain its computer systems. However, the Company has not completed an evaluation of all its internal systems and software and the network connections it maintains, and it may incur additional costs. There can be no assurances that all hardware and software that the Company uses will be Year 2000 compliant, and the Company cannot predict with any certainty the costs it will incur to respond to any Year 2000 issues.

         Further, the business of many of the Company's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by the Company's customers in solving Year 2000 issues could negatively affect such customer's ability to repay any loans which the Company may have extended. Therefore, even if the Company does not incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of the Company's customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on the Company's business, financial condition, or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                                 USE OF PROCEEDS

         The Company estimates that the net proceeds it will receive from the sale of the Common Stock in this offering will be approximately $5.7 million ($6.6 million if the Underwriter's over-allotment option is exercised in full), based upon an assumed public offering price of $14.00 per share and after deducting the underwriting discount and expenses payable by the Company. The Company intends to use approximately $3 million of the net proceeds to purchase the properties and construct and outfit the three proposed branch facilities. On May 28, 1998, the Company entered into a contract to purchase a branch site on Highway 60 in Irmo, South Carolina for a total purchase price of $448,780. The Company has the right to terminate this contract without penalty during a 75-day inspection period ending August 11, 1998. At the end of the inspection period, the Company must close on the property within an additional 75 days or forfeit the $10,000 earnest money deposit, unless OCC approval for the branch is not received. Because the Company has not yet acquired any of these branch sites or entered into agreements for the construction of the branch facilities, it cannot determine with certainty the cost to open each branch, and the actual cost could be significantly higher than $3 million. The Company will use the remaining proceeds to support initial loan growth at the three new branch offices, as well as at the Company's two existing branch offices, and for other general corporate purposes. The Company intends to invest any proceeds not immediately required for the purposes described above in United States government securities, short-term certificates of deposit, money market funds, as a deposit with the Bank, or in other short-term interest-bearing investments.


                             MARKET FOR COMMON STOCK

         The Common Stock will be quoted on the OTC Bulletin Board under the trading symbol "FCCO." The Underwriter has also advised the Company that upon completion of the offering it intends to act as a "market maker" in the Common Stock. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Underwriter or any market maker.

         The Company presently intends to apply for listing on the Nasdaq National Market, the Nasdaq SmallCap Market or the American Stock Exchange at such time as the Company either meets the listing qualifications or obtains a waiver of those requirements. The decisions whether and where to apply for listing have not yet been made and remain in the discretion of the Company. There is no assurance that the Company will apply for or be accepted for listing within any particular period of time, if at all.

         There is currently no established public trading market in the Common Stock, and trading and quotations of the Common Stock have been limited and sporadic. The Company is not aware of all prices at which the Common Stock has been traded. Based on information available to the Company from a limited number of sellers and purchasers of Common Stock, the Company believes transactions in the Common Stock ranged from $10.00 to $11.00 during 1996, from $11.00 to $14.00 during 1997, and from $13.00 to $14.00 from January 1, 1998 through March 31, 1998. The Company issued 688,067 shares (99.8%) of its currently issued and outstanding Common Stock in its initial public offering on June 30, 1995. The price per share in the initial public offering was $10.00.

         As of the date of this Prospectus, there were 689,677 shares of Common Stock outstanding held by approximately 890 shareholders of record.


                                 DIVIDEND POLICY

         The Company has not declared or distributed any cash dividends to its shareholders since its organization in 1994, and the Company does not anticipate paying any cash dividends in the near future because it intends to retain its earnings to provide funds to operate and expand the business of the Company. The future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. The Company's ability to distribute cash dividends will depend entirely upon the Bank's abilities to distribute dividends to the Company. As a national bank, the Bank is subject to legal limitations on the amount of dividends it is permitted to pay. For example, the Bank may only pay dividends out of its net profits then on hand, after deducting expenses, including losses and bad debts. See "Supervision and Regulation -- Dividends."

                                    DILUTION

         At March 31, 1998, the Company had a net tangible book value of approximately $6.2 million, or $9.02 per share. Net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After (i) giving effect to the sale by the Company of 450,000 shares of Common Stock in this offering, (ii) deducting estimated offering expenses, and (iii) giving effect to the application of the estimated net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company at March 31, 1998 would have been approximately $12.0 million, or $10.50 per share. This represents an immediate increase in net tangible book value of $1.48 per share to existing shareholders and an immediate dilution of $3.50 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share...................................                $ 14.00
      Net tangible book value per share at March 31, 1998.........     $   9.02
      Increase per share attributable to new investors............         1.48
                                                                       --------

Pro forma net tangible book value per share after the offering....                  10.50
                                                                                  -------

Dilution per share to new investors...............................                   3.50
                                                                                  =======

         The following table sets forth on a pro forma basis, as of March 31, 1998, (a) the number of shares of Common Stock purchased from the Company prior to the offering and the number of shares purchased in the offering, and (b) the total consideration and average price per share paid to the Company with respect to Common Stock held by the existing shareholders of the Company and to be paid by new investors in the offering.


                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                       ----------------         -------------------       AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ------      -------       ------        -------       ---------
Existing shareholders.........        689,677       60.5%     $  6,896,770      52.3%        $10.00
New investors.................        450,000       39.5         6,300,000      47.7          14.00
                                    ---------      -----      ------------     -----
     Total....................      1,139,677      100.0%     $ 13,196,770     100.0%
                                    =========      =====      ============     =====

         The foregoing tables assume no exercise of outstanding stock options. As of the date of this Prospectus, there are outstanding options to purchase an aggregate of 84,000 shares of Common Stock at an exercise price of $10.00 per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Company at March 31, 1998, and as adjusted to reflect the sale of 450,000 shares of Common Stock in this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds."


                                                                                             MARCH 31, 1998
                                                                                     -------------------------------
                                                                                       ACTUAL           AS ADJUSTED
                                                                                     -----------       -------------
                                                                                            (DOLLARS IN THOUSANDS)
   SHAREHOLDERS' EQUITY:
     Preferred stock, par value $1.00 per share, 10,000,000 shares
       authorized, no shares issued or outstanding............................                --                  --
     Common stock, par value $1.00 per share; 10,000,000 shares authorized, 689,677 shares issued and outstanding - actual;
       1,139,677 shares issued and outstanding - as adjusted (1)..............      $        690       $       1,140
     Additional paid-in capital...............................................             6,155              11,453
     Accumulated deficit......................................................              (616)               (616)
     Unrealized gain on securities available for sale.........................                 7                   7
                                                                                    ------------       -------------
   Total shareholders' equity.................................................      $      6,236       $      11,984
                                                                                    ============       =============

------------

(1) Excludes 84,000 shares of Common Stock issuable upon exercise of stock options outstanding as of March 31, 1998, at an exercise price of $10.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data for each of the three years ended December 31, 1997, 1996, and 1995, and for the three months ended March 31, 1998 and 1997 is derived from, and is qualified in its entirety by, the detailed information and the consolidated financial statements, including the accompanying notes, of the Company included elsewhere in this Prospectus. The consolidated financial statements for the years ended December 31, 1995 through 1997 have been audited by Clifton D. Bodiford, C.P.A. independent auditor. The selected consolidated financial data as of and for the three months ended March 31, 1998 and 1997 has not been audited but, in the opinion of management, contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods in accordance with generally accepted accounting principles.

                                                         THREE MONTHS ENDED
                                                             MARCH 31,                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------       -----------------------------------------
                                                        1998             1997             1997            1996           1995
                                                    -----------      -----------      -----------      -----------     --------
STATEMENT OF OPERATIONS DATA:                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

   Interest income ..............................   $       982      $       653      $     3,194      $     1,770     $    343
   Interest expense .............................           438              279            1,392              746           98
                                                    -----------      -----------      -----------      -----------     --------
   Net interest income ..........................           544              374            1,802            1,024          245
   Provision for loan losses ....................            43               37              194              135           77
                                                    -----------      -----------      -----------      -----------     --------
   Net interest income after
     provision for loan losses ..................           501              337            1,608              889          168
   Noninterest income ...........................            83               46              262              126           20
   Noninterest expense ..........................           468              367            1,619            1,297          746
                                                    -----------      -----------      -----------      -----------     --------
   Net income (loss) ............................   $       116      $        16      $       251      $      (282)    $   (558)
                                                    ===========      ===========      ===========      ===========     ========
BALANCE SHEET DATA:
   Total assets .................................   $    58,328      $    39,721      $    51,012      $    38,129     $ 19,380
   Earning assets ...............................        53,473           35,284           45,127           33,481       17,157
   Investment securities (1) ....................        15,384           12,355           13,507           11,813        9,019
   Loans (2) ....................................        31,203           19,763           29,000           15,915        3,833
   Allowance for loan losses ....................           421              231              380              201           77
   Deposits .....................................        46,700           32,462           42,247           30,901       11,334
   Shareholders' equity .........................         6,236            5,755            6,115            5,782        6,136

SHARE DATA:
   Basic net income (loss) per
     share (3) ..................................   $      0.17      $      0.02      $      0.36      $     (0.41)    $  (1.59)
   Diluted net income (loss) per
     share (4) ..................................          0.16             0.02             0.36            (0.41)       (1.59)
   Book value per share (period
     end) (5) ...................................          9.04             8.36             8.87             8.40         8.92
   Tangible book value per share (period end) (5)          9.02             8.34             8.85             8.37         8.88
   Weighted average shares
     outstanding ................................       689,677          688,077          689,015          688,077      350,641

PERFORMANCE RATIOS:
   Return on average assets .....................          0.87%            0.16%            0.56%           (1.04)%      (8.65)%
   Return on average equity .....................          7.60%            1.10%            4.28%           (4.82)%     (17.02)%
   Interest rate spread .........................          3.63%            3.36%            3.55%            3.13%        1.72%
   Net interest margin (6) ......................          4.45%            4.36%            4.44%            4.28%        4.43%
   Efficiency (7) ...............................         74.59%           89.45%           78.44%          112.78%      281.51%

ASSET QUALITY RATIOS:
   Allowance for loan losses to
     period end loans (2) .......................          1.33%            1.17%            1.31%            1.26%        2.01%
   Net charge-offs to average loans .............          0.01%            0.04%            0.06%            0.10%          --
   Nonperforming assets to period
     end loans and foreclosed
     property (2)(8) ............................            --               --               --               --           --
   Nonperforming assets to period
     end total assets (8) .......................            --               --               --               --           --

CAPITAL AND LIQUIDITY RATIOS (9):
   Average equity to average assets .............         11.44%           14.92%           13.06%           21.65%       50.81%
   Leverage (4.00% required
     minimum) ...................................          9.85%           12.85%           10.73%           14.79%       27.84%
   Risk-based capital
     Tier 1 .....................................         13.83%           19.91%           14.93%           23.41%       69.66%
     Total ......................................         14.91%           20.83%           16.02%           24.35%       70.67%
   Average loans to average
     deposits ...................................         67.56%           55.99%           62.53%           53.76%       25.75%

----------------
(1) Securities held to maturity are stated at amortized cost, and securities for sale are stated at fair value.
(2)  Loans are stated net of unearned income, before allowance for loan losses.
(3) Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period.
(4) Diluted net income per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from stock options (using treasury stock method).
(5)  Excludes the effect of any outstanding stock options.
(6)  Net interest income divided by average earning assets.
(7) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.
(8) The Company did not have any nonperforming assets during the periods indicated.
(9)  Capital and liquidity ratios are for the Bank, not the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         First Community Corporation was incorporated on November 2, 1994 to serve as a holding company for the Bank. The Bank, the Company's only subsidiary, began operations on August 17, 1995 from its main office located in Lexington, South Carolina. On September 14, 1995, the Company opened its second office located in Forest Acres, South Carolina. The Company engages in a general commercial and retail banking business characterized by personalized service and local decision-making, emphasizing the banking needs of small- to medium- sized businesses, professional concerns, and individuals.

         The Company has grown from approximately $19.4 million in total assets, $3.8 million in loans, $11.3 million in deposits, and $6.1 million in shareholders' equity at December 31, 1995 to approximately $58.3 million in total assets, $31.6 million in loans, $46.7 million in deposits, and $6.2 million in shareholders' equity at March 31, 1998. The Company enjoyed its first quarterly profit in the fourth quarter of 1996 and has been profitable each subsequent quarter through the date of this Prospectus. Comparisons of the Company's results for all of the periods presented, particularly with respect to the banking operations, should be made with an understanding of the Company's short history. The following discussion should be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus.

         The following table demonstrates the Company's growth during the last nine calendar quarters ended March 31, 1998.

                       SUMMARY QUARTERLY FINANCIAL DATA

                            1998                         1997                                   1996
                          ---------  ------------------------------------------  --------------------------------------

                            FIRST      FOURTH     THIRD      SECOND      FIRST     FOURTH    THIRD    SECOND    FIRST
                           QUARTER    QUARTER    QUARTER    QUARTER     QUARTER   QUARTER   QUARTER  QUARTER   QUARTER
                           -------    -------    -------    -------     -------   -------   -------  -------   -------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:

   Net interest income.... $   544    $   538    $   475    $   415    $   374     $   342  $   269   $   228   $   185
   Provision for loan
    losses................      43         35         62         60         37          37       33        29        36
   Noninterest income.....      83         78         67         71         46          45       36        26        19
   Noninterest expense....     468        446        409        397        367         347      318       316       316
   Net income (loss)...... $   116    $   135    $    71    $    29    $    16     $     3  $   (46)  $   (91)  $  (148)
   Basic net income
    (loss) per share ..... $  0.17    $  0.20    $  0.10    $  0.04    $  0.02     $  0.01  $ (0.07)  $ (0.13)  $ (0.22)
   Diluted net income
    (loss) per share...... $  0.16    $  0.20    $  0.10    $  0.04    $  0.02     $  0.01  $ (0.07)  $ (0.13)  $ (0.22)

SELECTED AVERAGE BALANCES:
   Total assets........... $54,252    $48,787    $47,674    $44,260    $38,768     $33,638  $28,643   $24,532   $21,173
   Earning assets.........  49,616     44,446     43,178     39,937     34,801      29,777   25,422    21,740    18,793
   Investment securities..  14,633     13,602     13,405     12,491     13,454      11,377   11,114    10,419    10,514
   Loans..................  29,914     28,014     25,310     21,653     17,655      15,532   12,027     9,048     5,916
   Deposits...............  44,281     40,471     40,009     36,168     31,536      26,322   21,485    17,486    13,848

RESULTS OF OPERATIONS

         NET INCOME

         The Company's net income for the three months ended March 31, 1998 was $116,000, or $0.17 per share, as compared to $16,000, or $0.02 per share, for the three months ended March 31, 1997. This improvement reflects the Company's continued growth, as average earning assets increased to $49.6 million during the first quarter of 1998 as compared to $34.8 million during the first quarter of 1997. The increase in average earning assets resulted in an increase in net interest income of $170,000, or 45.5%, in the first quarter of 1998 as compared to the first quarter of 1997. In addition, noninterest income increased 80.4%, to $83,000 in the first quarter of 1998 as compared to $46,000 in the first quarter of 1997. This improvement included increased deposit account charges resulting from the growth in deposits, as well as a $14,000 increase in commissions earned on the sale of nondeposit investment products. The increases in net interest income and noninterest income were partially offset by an increase of $101,000 in noninterest expense in the first quarter of 1998 as compared to the first quarter of 1997.

         The Company's net income was $251,000, or $0.36 per share, for the year ended December 31, 1997, as compared to a loss of $(282,000), or $(0.41) per share, for the year ended December 31, 1996 and a loss of $(558,000), or $(1.59) per share, for the year ended December 31, 1995. The 1995 loss of $(558,000) includes approximately four months of operations and eight months of pre-opening activities, as the Bank opened for business in August 1995. The return (or loss) on average assets for 1997, 1996, and 1995 was 0.56%, (1.04)%, and (8.65)%,
respectively, and return (or loss) on average equity was 4.3%, (4.8)%, and (17.0)%, respectively. The improvement in net income from 1996 to 1997 resulted primarily from a $778,000 increase in net interest income, which is attributable to the Company's substantial growth during these periods. Total assets at December 31, 1997 were $51.0 million as compared to $38.1 million at December 31, 1996 and $19.4 million at December 31, 1995. Average earning assets increased to $40.6 million during 1997 as compared to $24.0 million during 1996 and $5.5 million during 1995. Asset growth was principally attributable to a net increase in loans of $13.1 million during 1997.

         A $136,000 increase in noninterest income in 1997 as compared to 1996 also contributed to the improvement in net income. Increases in noninterest income resulted from increased deposit and related account charges associated with an increase in deposit balances of $11.3 million from year-end 1996 to year-end 1997. The increases in net interest income and noninterest income were partially offset by a $323,000 increase in noninterest expense. All categories of noninterest expense increased with the exception of occupancy expense. The increases in noninterest expenses primarily resulted from increases in staff during this period of substantial growth, as well as higher marketing and advertising expenses during the Bank's second full year of operations.

         NET INTEREST INCOME

         The largest component of net income for the Company is net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

         Net interest income was $544,000 for the three months ended March 31, 1998 as compared to $374,000 for the three months ended March 31, 1997. This 45.5% increase reflected the substantial growth of the Company's loan portfolio between these periods, which resulted in substantial improvements in the Company's net interest spread and net interest margin. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.63% for the three months ended March 31, 1998 as compared to 3.36% for the three months ended March 31, 1997. Net interest margin (which is net interest income divided by average interest-earning assets) increased to 4.45% for the three months ended March 31, 1998 as compared to 4.36% for the three months ended March 31, 1997. These increases reflect the fact that loans comprised 60.3% of earning assets during the first quarter of 1998 as compared to only 50.7% during the first quarter of 1997. Loans typically provide a higher yield than the other types of earning assets and thus one of the Company's goals is to continue to grow the loan portfolio as a percentage of total earning assets. The yield on average earning assets increased from 7.61% for the first quarter of 1997 to 8.03% for the first quarter of 1998. This increase in the yield on average earning assets was partially offset by an increase in the rate paid on interest-bearing liabilities to 4.40% in first quarter of 1998 as compared to 4.25% in the first quarter of 1997. Management increased the rate paid on money market accounts during the second quarter of 1997 as part of a marketing campaign and has maintained higher rates on money market accounts since that date to counter similar increases by other banks in the area.

         Net interest income totaled $1.8 million in 1997, $1.0 million in 1996, and $245,000 in 1995. Net interest spread was 3.55% in 1997 as compared to 3.13% in 1996 and 1.72% in 1995. The Bank's net interest margin also increased to 4.44% in 1997 as compared to 4.28% in 1996. The net interest spread and net interest margin increased from 1996 to 1997 primarily because the Bank allocated a greater percentage of its earning assets to loans in 1997 than it did in 1996 (57.1% in 1997 compared to 44.5% in 1996, based on average balances for each year) and the total amount of earning assets increased by $16.7 million between the two periods. Similarly, the increase in net interest income to $1.0 million in 1996 from $245,000 in 1995 was the result of increases in the level of earning assets as well as an improvement in the net interest spread to 3.13% in 1996 from 1.72% in 1995. During 1995, the loan portfolio represented only 10.6% of the average earning asset portfolio.

         Average Balances, Income and Expenses, and Rates. The following tables provide, for the periods indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES

                                                                              YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------------------------------------------
                                                           1997                         1996                         1995
                                                --------------------------   --------------------------   --------------------------
                                                AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/
                                                BALANCE   EXPENSE   RATE     BALANCE   EXPENSE   RATE     BALANCE   EXPENSE   RATE
                                                -------   -------   ----     -------   -------   ----     -------   -------   ----
                                                                                (DOLLARS IN THOUSANDS)
ASSETS
Earning Assets
  Loans (1) .................................   $23,192   $ 2,184   9.42%    $10,648   $ 1,005   9.43%    $   584   $    57   9.79%
  Securities:
    Taxable .................................    13,239       782   5.91%     10,856       635   5.85%      2,357       136   5.79%
  Federal funds sold and securities
    purchased under agreement to
    resell ..................................     4,193       228   5.43%      2,446       130   5.33%      1,082        63   5.81%

  Short-term investments, pre-opening .......        --        --     --          --        --     --       1,513        87   5.74%
                                                -------   -------            -------   -------            -------   -------
  Total earning assets ......................    40,624     3,194   7.86%     23,950     1,770   7.39%      5,536       343   6.20%
                                                          -------                      -------                      -------

  Cash and due from banks ...................     1,349                          928                          162
  Premises and equipment ....................     2,873                        2,020                          732
  Other assets ..............................       351                          258                           32
  Allowance for loan losses .................      (284)                        (132)                         (10)
                                                -------                      -------                      -------
  Total assets ..............................   $44,913                      $27,024                      $ 6,452
                                                =======                      =======                      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
  Interest-bearing Liabilities
  Interest-bearing transaction accounts (1)..   $ 4,393   $    61   1.40%    $ 2,411   $    36   1.49%    $   236   $     5   1.94%
  Money market accounts (1)..................     4,740       213   4.50%      1,595        52   3.24%        284        10   3.60%
  Savings deposits (1) ......................     6,264       240   3.84%      3,707       148   4.01%        446        18   3.97%
  Time deposits (1) .........................    15,251       803   5.26%      8,646       459   5.31%      1,082        58   5.41%
  Other short-term borrowings ...............     1,662        75   4.48%      1,167        51   4.32%        144         7   4.99%
                                                -------   -------            -------   -------            -------   -------
  Total interest-bearing liabilities ........    32,310     1,392   4.31%     17,526       746   4.26%      2,192        98   4.48%
                                                          -------                      -------                      -------

  Demand deposits (1) .......................     6,440                        3,449                          220
  Other liabilities .........................       296                          197                          762
  Shareholders' equity ......................     5,867                        5,852                        3,278
                                                -------                      -------                      -------
  Total liabilities and shareholders' equity.   $44,913                      $27,024                      $ 6,452
                                                =======                      =======                      =======

  Net interest spread .......................                       3.55%                        3.13%                        1.72%
  Net interest income/margin ................             $ 1,802   4.44%              $ 1,024   4.28%              $   245   4.43%
                                                          =======                      =======                      =======

---------------

(1) All loans and deposits were made to borrowers in the United States. The Company had no nonaccrual loans during the periods presented.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES

                                                                                     THREE MONTHS ENDED MARCH 31,
                                                                    ---------------------------------------------------------------
                                                                                1998                              1997
                                                                    -----------------------------     -----------------------------
                                                                    AVERAGE    INCOME/     YIELD/     AVERAGE    INCOME/     YIELD/
                                                                    BALANCE    EXPENSE     RATE       BALANCE    EXPENSE     RATE
                                                                    -------    -------     ----       -------    -------     ----
                                                                                         Dollars in thousands
ASSETS
Earning Assets
  Loans (1) ..............................................          $29,914    $   699      9.47%     $17,655    $   411      9.45%
  Securities:
    Taxable ..............................................           14,633        214      5.95%      13,454        194      5.84%
  Federal funds sold and securities
    purchased under agreement to resell ..................            5,069         69      5.53%       3,692         48      5.30%
                                                                    -------    -------                -------    -------
  Total earning assets ...................................           49,616        982      8.03%      34,801        653      7.61%
                                                                               -------                           -------

  Cash and due from banks ................................            1,660                             1,250
  Premises and equipment .................................            2,973                             2,620
  Other assets ...........................................              396                               309
  Allowance for loan losses ..............................             (393)                             (212)
                                                                    -------                           -------
  Total assets ...........................................          $54,252                           $38,768
                                                                    =======                           =======

LIABILITIES
  Interest-bearing liabilities
  Interest-bearing transaction accounts (1)...............          $ 4,822    $    15      1.23%     $ 3,259    $    12      1.50%
  Money market accounts (1)...............................            6,511         73      4.54%       2,602         25      3.95%
  Savings deposits (1) ...................................            6,091         57      3.78%       6,256         60      3.86%
  Time deposits (1) ......................................           19,553        255      5.29%      13,320        170      5.17%
  Other short-term borrowings ............................            3,403         38      4.62%       1,200         12      4.22%
                                                                    -------    -------                -------    -------
  Total interest-bearing liabilities .....................           40,380        438      4.40%      26,637        279      4.25%
                                                                               -------                           -------

  Demand deposits (1) ....................................            7,304                             6,099
  Other liabilities ......................................              364                               246
  Shareholders' equity ...................................            6,204                             5,786
                                                                    -------                           -------
  Total liabilities and shareholders' equity .............          $54,252                           $38,768
                                                                    =======                           =======

  Net interest spread ....................................                                  3.63%                             3.36%
  Net interest income/margin .............................                     $   544      4.45%                $   374      4.36%
                                                                               =======                           =======

(1) All loans and deposits were made to borrowers in the United States. The Company had no nonaccrual loans during the periods presented.

         Analysis of Changes in Net Interest Income. The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect in both volume and rate which cannot be separately identified has been allocated proportionately to the change due to volume and due to rate.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                THREE MONTHS ENDED
                                                    MARCH 31,                               YEARS ENDED DECEMBER 31,
                                            --------------------------     --------------------------------------------------------
                                                 1998 VERSUS 1997               1997 VERSUS 1996               1996 VERSUS 1995
                                            INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO
                                            --------------------------     --------------------------     --------------------------
                                                                NET                            NET                           NET
                                            VOLUME     RATE     CHANGE     VOLUME     RATE     CHANGE     VOLUME     RATE    CHANGE
                                            ------     ----     ------     ------     ----     ------     ------     ----    ------
                                                                             (DOLLARS IN THOUSANDS)
INTEREST INCOME ON EARNING ASSETS:
  Loans .................................    $286       $ 1      $287      $1,181     $ (1)    $1,180     $  949    $ (2)    $  947
  Securities ............................      17         4        21         141        6        147        497       2        499
  Federal funds sold and
    securities purchased under
    agreements to resell ................      19         2        21          95       (2)        97         72      (4)        68

  Other short-term investments ..........      --        --        --          --       --         --        (87)     --        (87)
                                                                 ----                          ------                        ------
    Total interest income ...............     291        38       329       1,304      120      1,424      1,349      78      1,427
                                                                 ----                          ------                        ------

INTEREST EXPENSE ON INTEREST-BEARING
  LIABILITIES:
  Interest-bearing transaction accounts .       4        (1)        3          27       (2)        25         32      (1)        31
  Money market accounts .................      43         4        47         135       27        162         42      (1)        41
  Savings deposits ......................      (1)       (1)       (2)         98       (6)        92        131      (1)       131
  Time deposits .........................      81         4        85         347       (4)       343        403      (1)       402
  Other short-term borrowings ...........      25         1        26          22        2         24         44      (1)        43
                                                                 ----                          ------                        ------
    Total interest expense ..............     149        10       159         637        9        646        652      (4)       648
                                                                 ----                          ------                        ------

Net interest income .....................    $142       $28      $170      $  667     $111     $  778     $  697    $ 82     $  779
                                                                 ====                          ======                        ======

         Interest Rate Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to reduce the potential adverse impact that changes in interest rates could have on its net interest income. A monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. The Company also performs asset/liability modeling to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. The Company evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

    The following table illustrates the Company's interest rate sensitivity and cumulative gap position at December 31, 1997.



                                                                                   INTEREST RATE SENSITIVITY ANALYSIS
                                                                                           DECEMBER 31, 1997
                                                        --------------------------------------------------------------------------
                                                          WITHIN      AFTER THREE     AFTER SIX               GREATER THAN
                                                          THREE       THROUGH SIX     THROUGH     WITHIN ONE  ONE YEAR OR
                                                          MONTHS        MONTHS      TWELVE MONTHS   YEAR      NONSENSITIVE  TOTAL
                                                        -----------   -----------   ------------- ----------  ------------ -------
                                                                                       (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS REPRICING:
   Earnings Assets
      Loans ......................................         $ 13,056     $  1,435     $  1,210     $ 15,701     $ 13,299    $ 29,000
      Securities .................................            2,494          293        1,297        4,084        9,423      13,507
      Funds sold and securities
        purchased under agreement to resell ......            2,620           --           --        2,620           --       2,620
                                                           --------     --------     --------     --------     --------    --------
        Total earning assets .....................           18,170        1,728        2,507       22,405       22,722      45,127
                                                           --------     --------     --------     --------     --------    --------
INTEREST-BEARING LIABILITIES REPRICING:
   Interest-bearing liabilities
   Interest-bearing deposits
      NOW accounts (1) ...........................              758          758        1,516        3,032        3,031       6,063
      Money market accounts ......................            5,957           --           --        5,957           --       5,957
      Savings deposits (1) .......................              756          757        1,513        3,026        3,027       6,053
      Time deposits ..............................            9,216        3,884        1,642       14,742        1,878      16,620
                                                           --------     --------     --------     --------     --------    --------
         Total interest-bearing
           deposits ..............................           16,687        5,399        4,671       26,757        7,936      34,693
   Other short-term borrowings ...................            2,143           --           --        2,143           --       2,143
                                                           --------     --------     --------     --------     --------    --------
         Total interest-bearing
           liabilities ...........................           18,830        5,399        4,671       28,900        7,936      36,836
                                                           --------     --------     --------     --------     --------    --------

   Interest-sensitivity gap per period ...........         $   (660)    $ (3,671)    $ (2,164)    $ (6,495)    $ 14,786    $  8,291
                                                           ========     ========     ========     ========     ========    ========
   Cumulative gap at December 31,
      1997 .......................................         $   (660)    $ (4,331)    $ (6,495)    $ (6,495)    $  8,291    $  8,291
                                                           ========     ========     ========     ========     ========    ========
   Ratio of cumulative gap to total
      earning assets at December 31,
      1997 .......................................            (1.46)%      (9.60)%     (14.39)%     (14.39)%     18.37%

--------------

   (1) NOW and savings accounts are subject to immediate withdrawal and repricing. These deposits do not tend to immediately react to changes in interest rates and the Company believes these deposits are a stable and predictable funding source. Therefore, these deposits are included in the repricing period that management believes most closely matches the periods in which they are likely to reprice rather than the period in which the funds can be withdrawn contractually.

         The following table illustrates the Company's cumulative gap position at March 31, 1998.

                                                                 INTEREST RATE SENSITIVITY ANALYSIS
                                                                           MARCH 31, 1998

                                        ------------------------------------------------------------------------------------------
                                        WITHIN        AFTER THREE      AFTER SIX                      GREATER THAN
                                         THREE        THROUGH SIX       THROUGH         WITHIN ONE    ONE YEAR OR
                                         MONTHS         MONTHS        TWELVE MONTHS       YEAR        NONSENSITIVE       TOTAL
                                        ----------- --------------- ---------------    ------------  ---------------  ------------
                                                                      (DOLLARS IN THOUSANDS)
   Cumulative gap at March 31,
      1998.........................     $ (1,200)       $(5,102)        $(8,515)         $(8,515)     $ 9,759         $ 9,759
   Ratio of cumulative gap to total     ========        =======         =======          =======      =======         ========
      earning assets at March 31,
      1998.........................        (2.24)%        (9.54)%        (15.92)%        (15.92)%       18.25%

         The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap and generally from decreasing market rates of interest when it is liability sensitive. The Company currently is liability sensitive over the three month, six month, and one year time frames. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Accordingly, management believes a liability-sensitive position is not as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income is also affected by other significant factors, including changes in the volume and mix of earning assets and interest-bearing liabilities.

         PROVISION AND ALLOWANCE FOR LOAN LOSSES

         The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

         Additions to the allowance for loan losses, which are expended as the provision for loan losses on the Company's statement of operations, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. Currently, the allowance for loan losses is evaluated on an overall portfolio basis. Management intends to begin allocating the allowance to loan categories once the loan portfolio becomes large and diversified enough to support such an allocation system. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

         At March 31, 1998, the allowance for loan losses amounted to $421,000, or 1.33% of outstanding loans. The Company's provision for loan losses was $43,000 for the three months ended March 31, 1998, as compared to $37,000 for the three months ended March 31, 1997. At December 31, 1997, 1996, and 1995, the allowance for loan losses amounted to $380,000, $201,000, and $77,000, respectively. The allowance represented 1.31%, 1.26%, and 2.01% of outstanding loans at December 31, 1997, 1996, and 1995, respectively. The Company's provision for loan losses was $194,000, $135,000, and $77,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The provision was made based on management's assessment of general loan loss risk and asset quality.

         The Company discontinues accrual of interest on loans when management believes, after considering economic and business conditions and collection efforts, that a borrower's financial condition is such that the collection of interest is doubtful. Generally, the Company will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. The Company had no nonaccrual, restructured, or other nonperforming loans at March 31, 1998 or at December 31, 1997, 1996, or 1995. At March 31, 1998, the Company had only one loan, in the principal amount of $2,000, that was delinquent by more than 30 days, and no loans that were delinquent by more than 60 days. At December 31, 1997, 1996, and 1995, the Company did not have any loans that were delinquent by more than 30 days.

         A potential problem loan is one in which management has serious doubts about the borrower's future performance under the terms of the loan contract. These loans are current as to principal and interest and, accordingly, they are not included in nonperforming assets categories. The level of potential problem loans is one factor used in the determination of the adequacy of the allowance for loan losses. At March 31, 1998 and December 31, 1997, the Company had no loans considered by management to be potential problem loans.

         The following table sets forth an analysis of the Company's allowance for loan losses for the periods indicated.

                           ALLOWANCE FOR LOAN LOSSES

                                                              THREE MONTHS
                                                                ENDED
                                                               MARCH 31,                       YEARS ENDED DECEMBER 31,
                                                        -----------------------      --------------------------------------
                                                          1998           1997           1997          1996           1995
                                                          ----           ----           ----          ----           ----
                                                                               (DOLLARS IN THOUSANDS)

Average loans outstanding..........................     $ 29,914       $ 17,655       $ 23,192      $ 10,648       $    584
                                                        ========       ========       ========      ========       ========
Loans outstanding at period end....................     $ 31,625       $ 19,763       $ 29,000      $ 15,915       $  3,833
                                                        ========       ========       ========      ========       ========
Total nonperforming loans..........................           --             --             --            --             --
                                                        ========       ========       ========      ========       ========

Beginning balance of allowance.....................     $    380       $    201       $    201      $     77             --
Loans charged-off:
     Commercial, financial, and agricultural.......           --             --             --            --             --
     Real estate - construction....................           --             --             --            --             --
     Real estate - mortgage........................           --             --             --            --             --
     Consumer......................................           --             --              4             1             --
     Leases........................................            2              7             14            10             --
                                                        --------       --------       --------      --------       --------
Total loans charged-off............................            2              7             18            11             --
                                                        --------       --------       --------      --------       --------

Recoveries of previous charge-offs:
     Commercial, financial, and agricultural.......           --             --             --            --             --
     Real estate - construction....................           --             --             --            --             --
     Real estate - mortgage........................           --             --             --            --             --
     Consumer......................................           --             --             --            --             --
     Leases........................................           --             --              3            --             --
                                                        --------       --------       --------      --------       --------
Total recoveries...................................                                          3            --             --
                                                        --------       --------       --------      --------       --------
Net loans charged-off..............................            2              7             15            11             --
                                                        --------       --------       --------      --------       --------
Provision for loan losses..........................           43             37            194           135             77
                                                        --------       --------       --------      --------       --------
Balance at period end..............................     $    421       $    231       $    380      $    201       $     77
                                                        ========       ========       ========      ========       ========

Net charge-offs to average loans...................         0.01%          0.04%          0.06%         0.10%
Allowance as percent of total loans................         1.33%          1.17%          1.31%         1.26%          2.01%
Nonperforming loans as a percentage of total loans.           --             --             --            --             --
Allowance as a percentage of nonperforming loans...           --             --             --            --             --

         NONINTEREST INCOME AND EXPENSE

         Noninterest Income. The Company's primary source of noninterest income is service charges on deposit accounts. In addition, the Company originates mortgage loans, which are closed in the name of a third party, for which the Company receives a fee. Other sources of noninterest income include bankcard fees, commissions on check sales, safe deposit box rent, wire transfer, and official check fees.

         Total noninterest income increased by $37,000 during the first quarter of 1998 as compared to the same period in 1997, reflecting increased activity fees related to increases in deposit and loan balances. Deposit service charges and fees from the sale of nondeposit products were the primary components of total noninterest income in the first quarter of 1998. Deposit service charges were $46,000 for the first quarter of 1998 as compared to $34,000 for the first quarter of 1997. In addition, during the first quarter of 1998 the Company employed a registered investment representative and began offering nondeposit investment products such as mutual funds, annuities, stocks, and bonds. During the first quarter of 1998 the Company generated $14,000 in fees from the sale of these products, compared to no fees in the first quarter of 1997.

         Noninterest income for the year ended December 31, 1997 was $262,000 as compared to $126,000 for 1996. This increase is primarily a result of the substantial growth in deposit account balances and the related deposit account fees. These fees amounted to $171,000 in 1997 as compared to $82,000 in 1996. Mortgage loan origination fees amounted to $41,000 in 1997 as compared to $25,000 in 1996, as the Company increased its emphasis on this source of revenue in 1997 as compared to 1996. Noninterest income was only $20,000 in 1995, reflecting the fact that the Bank did not open until August 1995.

         Noninterest Expense. Total noninterest expense increased by $101,000 during the first quarter of 1998 as compared to the same quarter of 1997 as a result of the Company's continued growth. This increase includes a $47,000 increase in salary and benefits expense, as the Company employed an additional three full time employees, a $19,000 increase in marketing expense, and a $27,000 increase in other expenses. The increase in marketing expense is a result of planned increases in advertising during 1998 over 1997. The increase in other expenses reflects increases in supplies and correspondent bank charges related to increased volumes of activity in the first quarter of 1998 as compared to the first quarter of 1997.

         Noninterest expense increased from $1.3 million for the year ended December 31, 1996 to $1.6 million for the year ended December 31, 1997. The Company experienced increases in most expense categories, which reflects the growth of the Company during its first two full years of operations. The largest increase was in salary and employee benefits, which increased by $172,000 in 1997 as compared to 1996. This increase included normal merit increases in salaries as well as the addition of two full time equivalent and one part time equivalent employees in late 1996 and early 1997. Occupancy expense decreased from $130,000 in 1996 as compared to $114,000 in 1997. This decrease resulted from reduced costs related to the move to permanent facilities of the Lexington office in August 1996 and the Forest Acres office in June 1997. Prior to moving into permanent facilities, the cost of the temporary facilities was being depreciated over a short time period and resulted in higher depreciation expense during the comparable periods. Equipment expense increased from $102,000 in 1996 as compared to $144,000 in 1997. This increase is primarily due to an increase in maintenance expense of approximately $31,000 for computer hardware and software which occurred after expiration of the warranty on this equipment. Marketing and public relations expense increased from $36,000 in 1996 to $90,000 in 1997, primarily as a result of planned increases in advertising during the Bank's second full year of operations. Correspondent bank fees, postage, and other expenses increased primarily as a result of the growth of the Company in 1997 as compared to 1996 and the resulting increased lending activities. In light of the intense competition in the financial services market in recent years, management emphasizes expense management and will continue to evaluate and monitor growth in discretionary expense categories in an attempt to control future increases.

         Noninterest expense increased to $1.3 million in 1996 as compared to $746,000 in 1995. This increase is a result of the Bank being in operation for only four months in 1995, as compared to a full year in 1996. Pre-opening activities accounted for $251,000 of the noninterest expenses during 1995. These pre-opening activities included the preparation and filing of applications with various regulators and planning and organizing activities for the opening of the Bank.

         The following table sets forth the primary components of noninterest expense for the periods indicated:


                              NONINTEREST EXPENSE

                                             Three Months
                                             Ended March 31,                   YEARS ENDED DECEMBER 31,
                                         -----------------------        ---------------------------------------
                                          1998             1997          1997            1996            1995
                                         ------           ------        ------          ------           -----
                                                                 (Dollars in thousands)
Salaries and employee benefits......     $  247           $  200        $  876          $  704           $ 251
Occupancy...........................         28               29           114             130              58
Equipment...........................         40               32           144             102              30
Marketing and public relations......         35               16            90              36              27
Data processing.....................         23               32            96              94              33
Supplies............................         20                9            52              44              27
Telephone...........................          6                5            22              23               8
Correspondent services..............         14                9            38              30               7
Insurance...........................         11                9            32              22               8
Professional fees...................         10                7            36              36              14
Postage.............................          6                2            22              13               2
Other...............................         28               17            97              63              30
Pre-opening expense.................         --               --            --              --             251
                                         ------           ------        ------         -------           -----
     Total..........................     $  468           $  367        $1,619         $ 1,297           $ 746
                                         ======           ======        ======         =======           =====

         INCOME TAX EXPENSE

         The Company had a cumulative net operating loss carryforward of approximately $617,000 for the three months ended March 31, 1998 and of $733,000, $984,000, and $700,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The Company's ability to realize a deferred tax benefit as a result of net operating losses will depend upon whether the Company has sufficient taxable income of an appropriate character in the carryforward periods. The Company recognizes deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carryforwards. The Company then establishes a valuation allowance to reduce the deferred tax asset to the level that it is "more likely than not" that the tax benefit will be realized. The Company has fully offset the deferred tax assets resulting primarily from the provision for loan losses, the deferred pre-opening costs, and the operating loss carry forwards by a valuation allowance in the same amount.

ANALYSIS OF FINANCIAL CONDITION

         EARNING ASSETS

         Loans. Loans typically provide higher yields than the other types of the Company's earning assets, and thus one of the Company's goals is for loans to be the largest category of the Company's earning assets. At March 31, 1998, loans accounted for 59.1% of earning assets, as compared to 64.3%, 47.5%, and 22.3% of earning assets at December 31, 1997, 1996, and 1995, respectively. Management attempts to control and counterbalance the inherent credit and liquidity risks associated with the higher loan yields without sacrificing asset quality to achieve its asset mix goals. Total loans averaged $23.2 million during 1997, as compared to $10.6 million in 1996.

         The following table shows the composition of the Bank's loan portfolio by category:

                         COMPOSITION OF LOAN PORTFOLIO

                                                                                  DECEMBER 31,
                                    MARCH 31,         -------------------------------------------------------------------
                                      1998                  1997                   1996                    1995
                                ------------------    -------------------    --------------------    --------------------
                                           PERCENT               PERCENT                 PERCENT                 PERCENT
                                AMOUNT    OF TOTAL    AMOUNT     OF TOTAL     AMOUNT     OF TOTAL    AMOUNT      OF TOTAL
                                -------   --------    -------    --------    -------     --------    ------      --------
                                                                       (DOLLARS IN THOUSANDS)
Commercial, financial
   and agricultural..........   $ 7,954     25.15%    $ 7,148     24.65%      $ 2,837       17.83%    $  497       12.96%
Real estate:
   Mortgage-
       commercial............    11,068     35.00%     10,454     36.05%        6,639       41.72%     1,580       41.22%
   Mortgage-residential           5,000     15.81%      4,457     15.37%        2,602       16.35%       664       17.34%
   Construction..............     2,514      7.95%      2,006      6.92%          792        4.97%        35        0.91%
Consumer and other...........     5,089     16.09%      4,935     17.01%        3,045       19.13%     1,057       27.57%
                                -------    ------     -------    ------       -------      ------     ------      ------
     Total loans.............    31,625    100.00%     29,000    100.00%       15,915      100.00%     3,833      100.00%
                                           ======                ======                    ======                 ======
Allowance for loan
   losses....................      (421)                 (380)                   (201)                   (77)
                                -------               -------                 -------                 ------
     Total net loans.........   $31,204               $28,620                 $15,714                 $3,756
                                =======               =======                 =======                 ======

         In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. The Company follows the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, the Company limits its loan-to-value ratio to 80%. The Company's largest category of loans, commercial mortgage loans, totaled $11.1 million and represented 35.0% of the loan portfolio at March 31, 1998, compared to $10.5 million and 36.1% at December 31, 1997 and $6.6 million and 41.7% at December 31, 1996. A significant portion of these commercial mortgage loans are made to finance owner-occupied real estate. Due to the short term the loan portfolio has existed, the current portfolio may not be indicative of the ongoing portfolio mix. Management attempts to maintain a conservative philosophy regarding its underwriting guidelines and believes it will reduce the risk elements of its loan portfolio through strategies that diversify the lending mix.

         The repayment of loans in the loan portfolio as they mature is a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 1997.

      LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES


                                                                      DECEMBER 31, 1997
                                                   ------------------------------------------------------------
                                                                   OVER ONE YEAR
                                                    ONE YEAR          THROUGH         OVER FIVE
                                                    OR LESS         FIVE YEARS          YEARS         TOTAL
                                                    -------         ----------          -----         ------
                                                                    (DOLLARS IN THOUSANDS)

        Commercial, financial and agricultural....  $2,077          $ 4,558            $  513         $ 7,148
        Real estate - construction................   1,435              571                --           2,006
        All other loans...........................   3,525           12,488             3,833          19,846
                                                    ------          -------            ------         -------
                                                    $7,037          $17,617            $4,346         $29,000
                                                    ======          =======            ======         =======

        Loans maturing after one year with:
        Fixed interest rates.....................................................................     $15,291
        Floating interest rates..................................................................       6,672
                                                                                                      -------
                                                                                                      $21,963
                                                                                                      =======



         The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

         Investment Securities. The investment securities portfolio is a significant component of the Company's total earning assets. Total securities averaged $13.2 million in 1997, as compared to $10.9 million in 1996. This represents 32.6% and 45.3% of the average earning assets for the year ended December 31, 1997 and 1996, respectively. At March 31, 1998, investment securities represented 28.77% of earning assets. The Company attempts to maintain a portfolio of high quality, highly liquid investments with returns competitive with short term U.S. Treasury or agency obligations. This objective is particularly important as the Company continues to emphasize increasing the percentage of the loan portfolio to total earning assets. The Company primarily invests in U.S. Treasury securities and securities of other U.S. Government agencies with maturities up to five years.

         The following table summarizes the carrying value of securities for the dates indicated.

                              SECURITIES PORTFOLIO

                                                                          DECEMBER 31,
                                                 MARCH 31,       --------------------------------
                                                   1998             1997       1996       1995
                                                 ---------          ----       ----       ----
                                                            (DOLLARS IN THOUSANDS)
Available-for-sale
    U.S. Treasury.........................        $ 4,722         $ 5,804    $ 4,724     $2,655
    U.S. government agencies..............          7,611           5,650      4,338      3,984
    Other.................................            153             153        151        180
                                                  -------         -------    -------     ------
    Total available for sale..............         12,486          11,607      9,213      6,819
                                                  -------         -------    -------     ------
Held-to-maturity
    U.S. government agencies..............          2,898           1,900      2,600      2,200
                                                  -------         -------    -------     ------

Total.....................................        $15,384         $13,507    $11,813     $9,019
                                                  =======         =======    =======     ======

         The following table shows, at carrying value, the scheduled maturities and average yields of securities held at December 31, 1997.

           INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS (1)

                                                                 DECEMBER 31, 1997
                                  -----------------------------------------------------------------------------------
                                                      AFTER ONE BUT WITHIN     AFTER FIVE BUT
                                  WITHIN ONE YEAR          FIVE YEARS         WITHIN TEN YEARS     AFTER TEN YEARS
                                  ----------------      -----------------     ----------------     ---------------
                                  AMOUNT     YIELD      AMOUNT      YIELD     AMOUNT     YIELD     AMOUNT    YIELD
                                  ------     -----      ------      -----     ------     -----     ------    -----
                                                               (DOLLARS IN THOUSANDS)
Held-to-maturity:
   U.S. government agencies....   $  500      6.39%     $1,400      6.03%         --        --        --        --
                                  ------                ------
Available-for-sale:
   U.S. Treasury..............     3,085      5.45%      2,719      5.95%         --        --        --        --
   U.S. government agencies....      500      5.98%      5,150      6.15%         --        --        --        --
   Other.......................       --        --          --        --          --        --      $151      6.00%
                                  ------                ------                ------                ----

     Total investment
       securities
       available-for-sale......    3,585      5.52%      7,869      6.09%         --        --       151      6.00%
                                  ------                ------                ------                ----
     Total investment
       securities..............   $4,085      5.63%     $9,269      6.08%         --        --      $151      6.00%
                                  ======                ======                ======                ====

----------------

(1) Yields on and maturities of investments with a call feature are shown as of the contractual maturity date.

         Short-Term Investments. Short-term investments, which consist of federal funds sold and securities purchased under agreements to resell, averaged $4.2 million in 1997 as compared to $2.4 million in 1996. At March 31, 1998 and December 31, 1997, short-term investments totaled $6.5 million and $2.6 million, respectively. These funds are a primary source of the Company's liquidity and are generally invested in an earning capacity on an overnight basis.

         DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

         Average interest-bearing liabilities increased $14.8 million, or 84.4%, to $32.3 million in 1997, from $17.5 million in 1996, reflecting the general growth of the Bank during its second full year of operations.

         Deposits. Average interest-bearing deposits increased $14.3 million, or 87.4%, to $30.7 million in 1997, from $16.4 million in 1996, and average total deposits increased $17.3 million, or 87.2%, to $37.1 million in 1997 from $19.8 million in 1996. At December 31, 1997, total deposits were $42.2 million, compared to $30.9 million a year earlier, an increase of 36.7%.

         The following table sets forth the deposits of the Company by category for the periods indicated.

                                                          DEPOSITS
                                                                           DECEMBER 31,
                                  MARCH 31,        ---------------------------------------------------------------
                                    1998                   1997                   1996                 1995
                              ------------------   -------------------    -----------------    -------------------
                                       PERCENT OF            PERCENT OF           PERCENT OF            PERCENT OF
                              AMOUNT    DEPOSITS    AMOUNT    DEPOSITS   AMOUNT    DEPOSITS    AMOUNT    DEPOSITS
                              ------   ----------  --------   --------   ------    --------    ------    --------
                                                            (Dollars in thousands)

Demand deposit accounts..... $ 8,034      17.20%    $ 7,554     17.88%    $ 6,044    19.56%     $ 1,255    11.06%
NOW accounts................   5,150      11.03%      6,063     14.35%      3,989    12.91%       1,228    10.84%
Money market accounts.......   7,299      15.63%      5,957     14.10%      1,974     6.39%       1,549    13.67%
Savings accounts............   6,482      13.88%      6,053     14.33%      7,154    23.15%       1,779    15.70%
Time deposits less than       11,046      23.65%     10,248     24.26%      6,732    21.78%       2,905    25.63%
$100,000 ...................

Time deposits of $100,000 or
over........................   8,689      18.61%      6,372     15.08%      5,008    16.21%       2,618    23.10%
                             -------     ------     -------    ------     -------   ------      -------   ------
   Total deposits..........  $46,700     100.00%    $42,247    100.00%    $30,901   100.00%     $11,334   100.00%
                             =======     ======     =======    ======     =======   ======      =======   ======

         Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $38.0 million at March 31, 1998 and $35.9 million and $25.9 million at December 31, 1997 and 1996, respectively. Management anticipates that a stable base of deposits will be the Company's primary source of funding to meet both its short-term and long-term liquidity needs in the future.

         The maturity distribution of the Company's certificates of deposit of $100,000 or more at March 31, 1998 and December 31, 1997 is shown in the following table. The Company did not have any other time deposits of $100,000 or more at either of these dates.

                     MATURITIES OF CERTIFICATES OF DEPOSIT
                              OF $100,000 OR MORE

                                                                           AFTER SIX
                                                            AFTER THREE    THROUGH      AFTER
                                             WITHIN THREE     THROUGH       TWELVE     TWELVE
                                                MONTHS      SIX MONTHS      MONTHS     MONTHS      TOTAL
                                                ------      ----------      ------     ------      -----
                                                                 (DOLLARS IN THOUSANDS)

  December 31, 1997........................    $4,220        $1,341       $  107       $  704     $6,372
  March 31, 1998...........................    $5,083        $1,626       $  970       $1,010     $8,689

         Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions fund their balance sheets in part through large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, the Company has never accepted brokered deposits.

         Borrowed funds. Borrowed funds consist primarily of short-term borrowings in the form of securities sold under agreements to repurchase. These borrowings averaged $1.5 million and $1.1 million during 1997 and 1996, respectively. The repurchase agreements are generally originated with customers that have other relationships with the Company and tend to provide a stable and predictable source of funding.

         The Company has short term borrowings provided through a U.S. Treasury demand note associated with a treasury tax and loan account. The average balance of this note for 1997 and 1996 was $114,000 and $68,000, respectively.

         CAPITAL

         Total shareholders' equity as of December 31, 1997 was $6.1 million, an increase of $333,000 or approximately 5.8% compared with shareholders' equity of $5.8 million as of December 31, 1996. This increase was attributable to net income for the year ended December 31, 1997 of $251,000, a $66,000 increase in the market value of investment securities available-for-sale, and $16,000 in net proceeds from the issuance of Common Stock pursuant to the exercise of outstanding stock options.

         The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100% (the Federal Reserve grants an exemption from these requirements for bank holding companies with less than $150 million in consolidated assets, and therefore the Company's capital is currently measured only at the Bank level). Under the risk-based standard, capital is classified into two tiers. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. Tier 2 capital consists of the general reserve for loan losses subject to certain limitations. An institution's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

         Bank holding companies and banks are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The minimum requirement for the leverage ratio is 3%, but all but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum. The Company and the Bank exceeded their minimum regulatory capital ratios as of December 31, 1997 and 1996, as reflected in the following table. See also "Supervision and Regulation - Capital Regulations."

                               ANALYSIS OF CAPITAL

                               REGULATORY MINIMUMS                     THE  COMPANY                        THE BANK
                            --------------------------     -----------------------------------    ------------------------------
                                                                              DECEMBER 31,                       DECEMBER 31,
              CAPITAL        ADEQUATELY       WELL         MARCH 31,     ---------------------    MARCH 31,   ------------------
              RATIOS        CAPITALIZED    CAPITALIZED       1998         1997          1996        1998        1997      1996
              --------      -----------    -----------     --------      --------     --------    ---------   --------  --------
              Leverage........4.00%           5.00%         11.45%        12.50%       17.29%       9.85%      10.73%    14.79%
              Risk-based
              capital
                   Tier 1.....4.00%           6.00%         16.07%        17.41%       27.37%      13.83%      14.93%    23.41%
                   Total......8.00%          10.00%         17.16%        18.49%       28.31%      14.91%      16.02%    24.35%


         LIQUIDITY MANAGEMENT

         Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in the Company's market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and to borrow on a secured basis through securities sold under agreements to repurchase.

         The Company sold 688,077 shares during its initial public offering in 1995, with net proceeds after offering expenses of $6.8 million. Approximately $6.0 million of the proceeds of the offering were used to capitalize the Bank. The remaining offering proceeds were used to provide working capital for the Company. With the successful completion of the initial public offering, the Company has maintained a high level of liquidity that has been adequate to meet planned capital expenditures, as well as providing the necessary cash requirements of the Company needed for operations. The Company's funds sold position, which is typically its primary source of liquidity, averaged $4.2 million during the year ended December 31, 1997 and totaled $2.6 million at December 31, 1997. The Company also maintains federal funds purchased lines with several financial institutions, in the aggregate amount of $2.5 million, although these were not utilized in 1997.

         Management regularly reviews the liquidity position of the Company and has implemented internal policies which establish guidelines for sources of asset-based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources. The Company intends to use the net proceeds of the offering to finance the formation and initial growth of three new branches, as well as to support the continued growth of the Company. See "Use of Proceeds." The Company anticipates that the net proceeds of the offering, together with cash flows from operations, will be adequate for the establishment of these branches and the Company's capital needs for the foreseeable future. However, should the Company need additional capital to support the branches or the Company's growth, the Company would likely obtain loans from third parties.

ACCOUNTING MATTERS

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position at the end of an accounting period. SFAS 130 is effective for fiscal years beginning after December 31, 1997, and the Company began following the statement in the first quarter of 1998. As required by the statement, reclassification of earlier periods has been reflected in the financial statements included elsewhere herein.

YEAR 2000

         Like many financial institutions, the Company relies upon computers for the daily conduct of its business and for information systems processing. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year, which may result in widespread computer malfunctions. While the Company believes that it has available resources and has adopted a plan to address Year 2000 compliance, it is largely dependent on its outside core data processing provider and other third party vendors. The Company has been informed by its core data processing provider that the facilities at which the Company's data processing is currently handled are not Year 2000 compliant, but that the Company's data processing will be transitioned by October 31, 1998 to another facility of the providing processor which is Year 2000 compliant. The Company is seeking assurances about the Year 2000 compliance with respect to the other third party hardware and software systems it uses, and the Company believes that its internal systems and software and the network connections it maintains will be adequately programmed to address the Year 2000 issue.

         The Company has established time lines for testing all ancillary systems, such as telephone systems and security devices, by December 31, 1998. At this time, the Company has identified less than $10,000 in additional costs it must incur to make modifications to correct Year 2000 problems. The Company anticipates that the cost to move its data processing system will be incurred by its data processing provider and that any additional costs incurred by the Company to upgrade ancillary systems will not materially differ from normal costs incurred during prior years to upgrade and maintain systems. However, the Company has not completed an evaluation of all its internal systems and software and the network connections it maintains, and it may incur additional costs. There can be no assurances that all hardware and software that the Company uses will be Year 2000 compliant, and the Company cannot predict with any certainty the costs it will incur to respond to any Year 2000 issues. Factors which may affect the amount of these costs include the Company's inability to control third party modification plans, the Company's ability to identify and correct all relevant computer codes, the availability and cost of engaging personnel trained in solving Year 2000 issues, and other similar uncertainties.

         Further, the business of many of the Company's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by the Company's customers in solving Year 2000 issues could negatively affect those customers' ability to repay any loans which the Company may have extended. Therefore, even if the Company does not incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of the Company's customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on the Company's business, financial condition, or results of operations.

IMPACT OF INFLATION

         Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                                    BUSINESS

OVERVIEW

         The Company is a one-bank holding company headquartered in Lexington, South Carolina which currently operates through offices in Lexington and Forest Acres, South Carolina. The Company pursues a community banking business characterized by personalized service and local decision-making, emphasizing the banking needs of individuals and small-to medium-sized businesses. The Company attributes its success to date to its location in growing market areas and its focus on attracting customers in these areas who prefer to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs. The Company's goal is to be the leading community bank in the Midlands area of South Carolina, which includes Lexington, Richland, Newberry, and Fairfield Counties.

         The Company's primary source of revenue is interest income and fees, which its earns by lending and investing the funds which are held on deposit. Because loans generally earn higher rates of interest than investments, the Company seeks to employ as much of its deposit funds as possible in the form of loans to individuals, businesses, and other organizations. To ensure sufficient liquidity, the Company also maintains a portion of the Bank's deposits in cash, government securities, deposits with other financial institutions, and overnight loans of excess reserves (known as "federal funds sold") to correspondent banks. The revenue which the Company earns (prior to deducting its overhead expenses) is essentially a function of the amount of the Company's loans and deposits, as well as the profit margin ("interest spread") and fee income which can be generated on these amounts.

MARKETING FOCUS

The Company's primary service area currently includes portions of Lexington and Richland Counties, and the Company intends to continue to focus primarily on the faster growing areas in the Midlands. According to the U.S. Census Bureau, Lexington County is one of the fastest growing counties in South Carolina, with a population of 191,900 in 1995, reflecting a 14.5% increase since 1990. Lexington County also boasts one of the highest per capita incomes in South Carolina, with a median household income in 1995 of $40,500, compared to $31,000 for South Carolina as a whole. Richland County had a population of 299,700 in 1995, a 4.9% increase since 1990. Richland County also had a median household income of $40,500 in 1995. The U.S. Department of Housing and Urban Development projects a median household income in 1998 of $45,600 for the Columbia, South Carolina, Metropolitan Statistical Area, which includes both Richland County and Lexington County. This figure represents growth of 2.9% over the median household income for 1997 and 27.6% over 1990.

         Total employment in Lexington County grew by 5.9% between December 1996 and December 1997. During the same period, the unemployment rate in Lexington County fell from 3.0% to 1.5%. Total employment in Richland County grew by 5.5% between December 1996 and December 1997. During the same period, the unemployment rate in Richland county fell from 3.7% to 1.9%. As of August 1997, total non-agricultural employment in the Columbia, South Carolina, Metropolitan Statistical Area was 277,100.

         Most of the banks in the Midlands are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and elsewhere, the Company believes there remains a demand for community banks in the Midlands that the Company can successfully fulfill. As a result, the Company generally does not attempt to compete for the banking relationships of large corporations, but concentrates its efforts on small- to medium-sized businesses and on individuals. The Company strives to provide its customers with the breadth of products comparable to a regional bank, while maintaining the quick response and personal service of a locally headquartered bank. The Company's advertising emphasizes the Company's local ownership, community bank nature, and ability to provide more personalized service than its competition.

OPERATING AND GROWTH STRATEGY

         The Company's goal is to be the leading community bank in the Midlands. It intends to achieve this goal by providing personalized service with a community focus, hiring and retaining high caliber and motivated employees, maintaining high asset quality, increasing asset size through internal growth and branch expansion, and offering its customers a breadth of products comparable to a regional bank. These goals are intended to build long-term shareholder value.

         - Personalized Service. The Company strives to provide high service levels and maintain strong customer relationships. It seeks customers who prefer to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

         - Community Focus. The Company approaches banking with a community focus. The Company has located its two existing offices, and plans to locate its three proposed offices, in community and neighborhood settings in the Midlands. The Company favors growth areas that have their own community identity, with characteristics such as a strong school system, a progressive business climate, a local newspaper, and a separate municipal government.

         - Motivated Employees. The Company believes that the key to its success lies with its employees, because it is through the employees that the Company is able to provide Midlands banking customers with the high level of service and attention that they expect and deserve. To this end, the Company hires high caliber banking professionals who are committed to providing a superior level of banking service. By selecting only qualified and committed employees, the Company believes it can provide an unsurpassed level of customer service and satisfaction. Each employee focuses on the individual needs of the Company's customers and strives to deliver the specific products and services that will best help these customers achieve their financial goals.

         - High Asset Quality. The Company places a great deal of emphasis on maintaining high asset quality and believes that the outstanding asset quality it has experienced to date is principally due to the closeness of its lenders, senior officers, and directors to their customers and their significant knowledge of the communities in which they reside. Since the Company's inception through December 31, 1997, the Company has had an average net charge-off ratio of 0.06%. The Company intends to continue to emphasize high asset quality.

         - Internal Growth and Branch Expansion. The Company has grown significantly since opening in 1995, and it intends to use the proceeds of this offering to support its continued growth, including through the opening of up to three additional branch offices in the Midlands in the next 18 to 24 months. The Company currently intends to grow through branch expansion, rather than by opening additional banks, because the costs associated with opening new branches are significantly lower than the costs of opening new branches are significantly lower than opening new banks. Following the offering, the Company will continue to focus on acquiring market share, particularly from large Southeastern regional bank holding companies, by emphasizing its local management and decision-making and personal services.

         - Broad Range of Products and Services. The Company strives to provide its customers with the breadth of products and services comparable to a regional bank, while maintaining the quick response and personal service of a locally owned and managed bank. In addition to offering a full range of deposit services and commercial and personal loans, the Company offers products such as mortgage loan originations, accounts receivable financing, small equipment leasing, and investment products and brokerage services through a third party arrangement.

BANKING SERVICES

         The Company offers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the Company's principal market area at rates competitive to those offered by other banks in the area. In addition, the Company offers certain retirement account services, such as Individual Retirement Accounts (IRAs). All deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount allowed by law. The Company solicits these accounts from individuals, businesses, associations and organizations, and governmental authorities.

         The Company also offers a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. The Company also makes real estate construction and acquisition loans. The Company originates fixed and variable rate mortgage loans in the name of a third party which are sold into the secondary market. The Company's lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the Company), in general the Company is subject to a loan-to-one-borrower limit of an amount equal to 15% of the Bank's unimpaired capital and surplus, or 25% of the unimpaired capital and surplus if the excess over 15% is approved by the Board of Directors of the Company and is fully secured by readily marketable collateral. The Company may not make any loans to any director, officer, employee, or 10% shareholder of the Company unless the loan is approved by the Board of Directors of the Company and is made on terms not more favorable to such person than would be available to a person not affiliated with the Company.

         Other bank services include cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. The Company offers other investment products and investment brokerage services through a registered representative with an affiliation through AAG Securities, Inc. The Company is associated with HONOR(R) and PLUS(R) networks of automated teller machines and Mastermoney debit cards that may be used by the Company's customers throughout South Carolina and other regions. The Company also offers VISA(R) and MASTERCARD(R) credit card services through a correspondent bank as an agent for the Company.

LOCATION AND SERVICE AREA

         The Company serves the Midlands area of South Carolina, which includes Lexington, Richland, Newberry, and Fairfield Counties. The Company's primary service area currently includes portions of Lexington and Richland Counties. The Company's main office is located in an 8,500 square foot facility at 5455 Sunset Boulevard, in the city of Lexington, South Carolina, which is west of Columbia in Lexington County. The Company's second office is located in a 4,000 square foot facility at 4404 Forest Drive, in the city of Forest Acres, South Carolina, which is east of Columbia in Richland County.

         Lexington County and Richland County are located in the geographic center of the state of South Carolina. Columbia, the capital of South Carolina, is located within and divided between these two counties. The area has experienced steady growth over the past ten years and the Company expects the Midlands area, as well as the service industries needed to support it, to continue to grow. The Company intends to focus primarily on the faster growing areas in the Midlands. According to the U.S. Census Bureau, Lexington County is one of the fastest growing counties in South Carolina, with a population of 191,900 in 1995, reflecting a 14.5% increase since 1990. Lexington County also boasts one of the highest per capita incomes in South Carolina, with a median household income in 1995 of $40,500, compared to $31,000 for South Carolina as a whole. Richland County had a population of 299,700 in 1995, a 4.9% increase since 1990. Richland County also had a median household income of $40,500 in 1995.

         As of December 1997, unemployment was 1.5% in Lexington County and 1.9% in Richland County, according to the South Carolina Employment Security Commission Labor Market Information Division. The principal components of the economy within the Company's market areas are service industries, government, and wholesale and retail trade. The largest employers, each of which employs in excess of 3,000 people in the Midlands area, include the Fort Jackson Army Base, the University of South Carolina, Policy Management Systems Corporation, Richland Memorial Hospital, Blue Cross Blue Shield, SCANA Corporation, and Pepsi-Cola, Inc.

COMPETITION

         Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. South Carolina law permits statewide branching by banks and savings institutions, and many financial institutions in the state have branch networks. Consequently, commercial banking in South Carolina is highly competitive. Many large banking organizations currently operate in the Company's market area, several of which are controlled by out-of-state ownership. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has been intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Recent legislation, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services.

         The Company faces increased competition from both federally-chartered and state-chartered financial and thrift institutions, as well as credit unions, consumer finance companies, insurance companies and other institutions in the Company's market area. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the Company. Many of these competitors also have broader geographic markets and substantially greater resources and lending limits than the Company and offer certain services such as trust banking that the Company does not currently provide. In addition, many of these competitors have numerous branch offices located throughout the extended market areas of the Company that may provide these competitors with an advantage in geographic convenience that the Company does not have at present.

         The following tables reflect the Bank's market share of deposits as of June 30, 1997 and 1996 in the service area for each of its existing offices (based on figures reported by the financial institutions to the FDIC, with the numbers in parentheses representing the number of branches, if more than one, of each financial institution in the relevant market).

                                LEXINGTON MARKET



                                                                                               JUNE 30,
                                                                                           1997 VERSUS 1996
                               JUNE 30, 1997                   JUNE 30, 1996              INCREASE (DECREASE)
                       --------------------------      -------------------------       ------------------------
                                       PERCENT OF                       PERCENT
                        DEPOSITS         MARKET         DEPOSITS       OF MARKET        AMOUNT         PERCENT
                       ------------   -----------      ---------      ----------       --------        --------
                                                         (DOLLARS IN THOUSANDS)
First Community        $    25,706           7.6%      $  13,411           4.5%        $ 12,295         91.7%

BB&T                       186,849(3)       55.0%        178,898(3)       59.5%           7,951          4.4%
Wachovia                    41,565          12.2%         37,774          12.5%           3,791         10.0%
Carolina First              29,189           8.6%         19,864           6.6%           9,325         46.9%
NationsBank                 26,841(2)        7.9%         28,394(2)        9.4%          (1,553)        (5.5)%
First Union                 10,251           3.0%         10,980           3.7%            (729)        (6.6)%
First Citizens               8,595           2.5%          7,151           2.4%           1,444         20.2%
First Palmetto FSB           4,678           1.4%          4,172           1.4%             506         12.1%
Palmetto Federal             3,617           1.0%             --            --            3,617           --
SouthTrust                   2,725           0.8%             --            --            2,725           --
                       -----------    ----------       ---------      --------        ---------
                          $340,016         100.0%      $ 300,644         100.0%       $  39,372
                       ===========    ==========       =========      ========        =========

                              FOREST ACRES MARKET


                                                                                             JUNE 30,
                                                                                        1997 VERSUS 1996
                               JUNE 30, 1997                JUNE 30, 1996              INCREASE (DECREASE)
                        ---------------------------    --------------------------    -----------------------
                                         PERCENT OF                    PERCENT OF
                        DEPOSITS           MARKET      DEPOSITS         OF MARKET     AMOUNT        PERCENT
                        --------          ---------    --------         ---------    -------        --------
                                                         (DOLLARS IN THOUSANDS)
First Community         $ 14,866              3.5%    $  8,688              2.3%     $ 6,178          71.1%

Wachovia                  81,882(2)          19.4%      78,030(2)          20.4%       3,852           4.9%
NationsBank               69,507(2)          16.5%      70,278(2)          18.4%        (771)         (1.1)%
Carolina First            67,728             16.1%      60,162             15.8%       7,566          12.6%
NBSC                      57,083             13.5%      51,131             13.4%       5,952          11.6%
First Citizens            48,176(3)          11.4%      38,631(2)          10.1%       9,545          24.7%
First Union               46,556             11.1%      46,126             12.0%         430           0.9%
First Palmetto FSB        21,585              5.1%      20,468              5.3%       1,117           5.5%
SouthTrust                 7,129              1.7%       1,537              0.4%       5,592         363.8%
BB&T                       6,994              1.7%       7,157              1.9%        (163)         (2.3)%
                        --------          -------     --------           ------      -------
                        $421,506            100.0%    $382,208            100.0%     $39,298
                        ========          =======     ========           ======      =======


LEGAL PROCEEDINGS

         In the ordinary course of operations, the Company is a party to various legal proceedings. Management does not believe that there is any pending or threatened proceeding against the Company which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

                           SUPERVISION AND REGULATION

         The Company and the Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company. Beginning with the enactment of FIRREA in 1989 and following with FDICIA in 1991, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. The operations of the Company may be affected by legislative changes and the policies of various regulatory authorities. The Company is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

         The Company. Because it owns the outstanding capital stock of the Bank, the Company is a bank holding company within the meaning of the federal Bank Holding Company Act of 1956 (the "BHCA") and The South Carolina Bank Holding Company Act (the "South Carolina Act"). The activities of the Company are also governed by the Glass-Steagall Act of 1933 (the "Glass-Steagall Act").

         The BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company's and the Bank's activities are limited to banking, managing, or controlling banks; furnishing services to or performing services for its subsidiaries; and engaging in other activities that the Federal Reserve determines to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto.

         Investments, Control, and Activities. With certain limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all the assets of any bank,
(ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or (iii) merging or consolidating with another bank holding company.

         In addition, and subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank holding company, such as the Company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the Company has registered securities under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") (which the Company has done) or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Under the BHCA, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial adviser, owning savings associations, and making investments in certain corporations or projects designed primarily to promote community welfare.

         The Federal Reserve Board imposes certain capital requirements on the Company under the BHCA, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "-- Capital Regulations." Subject to its capital requirements and certain other restrictions, the

Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid from the Bank to the Company (although the ability of the Bank to pay dividends is subject to regulatory restrictions as described below in "The Bank--Dividends"). The Company is also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

         Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which the Company might not otherwise do so. Under the BHCA, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

         Glass-Steagall Act. The Company is also restricted in its activities by the provisions of the Glass-Steagall Act, which prohibits the Company from owning subsidiaries that are engaged principally in the issue, flotation, underwriting, public sale, or distribution of securities. The interpretation, scope, and application of the provisions of the Glass-Steagall Act currently are being considered and reviewed by regulators and legislators, and the interpretation and application of those provisions have been challenged in the federal courts.

         South Carolina Act. As a bank holding company registered under the South Carolina Act, the Company is subject to regulation by the South Carolina State Board of Financial Institutions (the "South Carolina Board"). Consequently, the Company must receive the approval of the South Carolina Board prior to engaging in the acquisition of banking or nonbanking institutions or assets. The Company must also file with the South Carolina Board periodic reports with respect to its financial condition and operations, management, and intercompany relationships between the Company and its subsidiaries.

         The Bank. The Bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the OCC. Deposits in the Bank are insured by the FDIC up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules). The OCC and the FDIC regulate or monitor virtually all areas of the Bank's operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC requires the Bank to maintain certain capital ratios and imposes limitations on the Bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The Bank is required by the OCC to prepare quarterly reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

         Under FDICIA, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems, and audit systems; (ii) loan documentation; (iii) credit underwriting;
(iv) interest rate risk exposure; and (v) asset quality.

         National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the OCC or the Federal Reserve Board, respectively, to be troubled institutions must give the OCC or the Federal Reserve Board, respectively, thirty days prior notice of the appointment of any senior executive officer or director. Within the thirty day period, the OCC or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

         Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") are maintained for commercial banks and thrifts, respectively, with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions. Under this system, until mid-1995 depositor institutions paid to BIF or SAIF from $0.23 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semi-annual basis. Once the BIF reached its legally mandated reserve ratio in mid-1995, the FDIC lowered premiums for well-capitalized banks, eventually to $.00 per $100, with a minimum semiannual assessment of $1,000. However, in 1996 Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated this minimum assessment. It also separated the Financial Corporation (FICO) assessment to service the interest on its bond obligations. The amount assessed on individual institutions, including the Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the Bank's cost of funds, and there can be no assurance that such cost can be passed on to the Bank's customers.

         Transactions With Affiliates and Insiders. The Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

         The Bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

         Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the Bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has recently been passed which permits interstate branching. The new law permits out-of-state acquisitions by bank holding companies (subject to veto by new state law), interstate branching by banks if allowed by state law, interstate merging by banks, and de novo branching by national banks if allowed by state law. See "Recent Legislative Developments."

         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, the OCC, or the Office of Thrift Supervision shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

         Other Regulations. Interest and certain other charges collected or contracted for by the Bank are subject to state usury laws and certain federal laws concerning interest rates. The Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves; the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit; the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Neither the Company nor the Bank has received any notice indicating that either entity is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

         Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

         FDICIA established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. As of December 31, 1997, the Company and the Bank were qualified as "well capitalized." See "Management's Discussion and Analysis or Plan of Operation -- Capital."

         Under the FDICIA regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

         These capital guidelines can affect the Company in several ways. If the Company continues to grow at a rapid pace, a premature "squeeze" on capital could occur making a capital infusion necessary. The requirements could impact the Company's ability to pay dividends. The Company's present capital levels are more than adequate; however, rapid growth, poor loan portfolio performance or poor earnings performance or a combination of these factors could change the Company's capital position in a relatively short period of time.

         FDICIA requires the federal banking regulators to revise the risk-based capital standards to provide for explicit consideration of interest-rate risk, concentration of credit risk, and the risks of untraditional activities. It is uncertain what effect these regulations, when implemented, would have on the Company.

         Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

         Enforcement Powers. FIRREA expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties" (primarily including management, employees, and agents of a financial institution, and independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs). These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, FIRREA expanded the appropriate banking agencies' power to issue cease-and-desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Recent Legislative Developments. In the 1994 legislative session, South Carolina amended its bank holding act to allow nationwide interstate banking beginning in 1996. The Interstate Banking Act, passed by Congress in 1994, allows unrestricted interstate bank mergers, unrestricted interstate acquisition of banks by bank holding companies, and interstate de novo branching by banks if allowed by state law. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. For example, the House of Representatives recently passed the Financial Services Competition Act of 1997, which, if it becomes law, would make substantial changes to the regulation of banks and other companies within the U.S. financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

         Effect of Governmental Monetary Policies. The earnings of the Company are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

         The following sets forth certain information regarding the Company's executive officers and directors as of the date of this Prospectus. The Company's Articles of Incorporation provide for a classified Board of Directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of office of the classes of directors expire as follows: Class I at the 2001 annual meeting of shareholders, Class II at the 1999 annual meeting of shareholders, and Class III at the 2000 annual meeting of shareholders. Executive officers of the Company serve at the discretion of the Company's Board of Directors.


NAME                                       AGE     POSITION WITH THE COMPANY
----                                       ---     -------------------------

Richard K. Bogan, M.D.                      52     Director
William L. Boyd, III                        73     Director
Thomas C. Brown                             40     Director
Chimin J. Chao                              42     Director
Robert G. Clawson                           82     Director
Michael C. Crapps                           40     Director, President and Chief Executive Officer
Hinton G. Davis                             60     Director
Anita B. Easter                             53     Director
O.A. Ethridge, D.M.D.                       55     Director
George H. Fann, Jr., D.M.D.                 53     Director
William A. Jordan                           42     Director
W. James Kitchens, Jr.                      36     Director
James C. Leventis                           60     Director, Chairman of the Board
Broadus Thompson                            64     Director
Angelo L. Tsiantis                          68     Director
Loretta R. Whitehead                        55     Director
Mitchell M. Willoughby                      50     Director
David K. Proctor                            42     Senior Vice President/Senior Credit Officer
Joseph G. Sawyer                            47     Senior Vice President/Chief Financial Officer

         Richard K. Bogan, Class I Director, has served as a director of the Company since its formation in 1994. Dr. Bogan has practiced medicine in Columbia, South Carolina since he started Pulmonary Associates of Carolina in 1978. He graduated with a B.S. degree from Wofford College in Spartanburg in 1966 and earned an M.D. degree from the Medical College of South Carolina in Charleston in 1970. Dr. Bogan has been president of Bogan Consulting, Inc., a medical consulting company, since December 1992 and holds memberships in numerous medical organizations. He has served as medical director of Palmetto Physician Partners and president of SCDA, a management company of sleep clinics throughout the Southeast.

         William L. Boyd, III, Class III Director, has served as a director of the Company since its formation in 1994. Mr. Boyd has lived in Columbia, South Carolina since 1926. He served as manager of Standard Parts Company, a division of Genuine Parts Company, from 1948 to 1975 and bought the Columbia, Camden, and Lexington branches of the business in 1975, operating it for a period of time under the name of NAPA Auto Parts. He sold the business back to Genuine Parts in 1985 and resumed his job as manager until his retirement in 1987. Mr. Boyd is a private investor and a co-owner of Rainbow Plantation, L.C. He attended the University of Virginia and the University of South Carolina.

         Thomas C. Brown, Class II Director, has served as a director of the Company since its formation in 1994. Since 1989, Mr. Brown has been the president and owner of T.C.B. Enterprises of South Carolina, Inc., a restaurant business based in Myrtle Beach. An Elder of First Presbyterian Church in Myrtle Beach, Mr. Brown is also a member of the Chicora Rotary Club of Myrtle Beach, the Myrtle Beach Area Hospitality Association, and the Myrtle Beach Chamber of Commerce. Mr. Brown graduated from Clemson University in 1981 with a B.S. degree in Civil Engineering.

         Chimin J. Chao, Class III Director, has served as a director of the Company since its formation in 1994. Mr. Chao lives in Lexington, South Carolina and since 1987 has been president of the engineering firm Chao and Associates, Inc. in West Columbia, South Carolina. Mr. Chao is a member of the American Society of Engineers and the National Society of Professional Engineers. He received a M.S. degree in Structural Engineering at the University of South Carolina and holds a Professional Engineer License in South Carolina.

         Robert G. Clawson, Class II Director, has served as a director of the Company since its formation in 1994. Mr. Clawson began his banking career in 1939 as a bookkeeper/teller at The Bank of Yancyville, Yancyville, North Carolina. He joined The Bank of Hartsville in 1947, serving as president and chief executive officer from 1961 until his retirement in 1981. He continued to serve as a director until 1987 when the bank was merged into NCNB, now NationsBank. He continued as an advisory director until 1989, completing fifty years of banking in South Carolina, for which Mr. Clawson was awarded the South Carolina Bankers Association Fifty Year Cup. Mr. Clawson also served on the board of directors of Republic National Bank from 1989 until the bank was sold in 1994.

         Michael C. Crapps, Class I Director, has served as the President and Chief Executive Officer and as a director of the Company since its formation in 1994. Mr. Crapps, a life-long resident of Lexington, South Carolina, was selected as the 1997 Young Banker of the Year by the South Carolina Bankers Association. From 1985 to 1993, he worked for Republic National Bank in Columbia, becoming president, chief executive officer, and a director of that bank in 1993. During his career, Mr. Crapps has been responsible for virtually all aspects of banking, including branches, commercial banking, operations, credit administration, accounting, human resources, and compliance. He began his banking career with South Carolina National Bank in 1980, and by the time he changed jobs in 1985 he was a vice president and senior commercial lender in a regional office of that bank. He also serves the banking industry through his participation on the board of directors of the Independent Banks of South Carolina and on the State Legislative Committee of the South Carolina Bankers Association. He received a B.S. degree in Economics in 1980 from Clemson University and an M.B.A. degree from the University of South Carolina in 1984. Mr. Crapps is also a graduate of the LSU Banking School of the South. Mr. Crapps is presently on the boards of directors of the American Cancer Society, the Greater Columbia Community Relations Council, and the Saluda Shoals Park Foundation.

         Hinton G. Davis, Class I Director, has served as a director of the Company since its formation in 1994. Mr. Davis is the founder and chief executive officer of Capital City Insurance Company, Inc. and Davis Garvin Agency, Inc., an insurance company and insurance agency, respectively. Since founding these companies in 1981, Mr. Davis has worked as chief executive officer and primary owner of three related insurance businesses: Southeastern Claims Services, Inc., Capital E & S Brokers, and Charter Premium Audits. Mr. Davis has resided in Columbia for over 20 years and holds a B.B.A. degree in Insurance from the University of Georgia.

         Anita B. Easter, Class I Director, has served as a director of the Company since its formation in 1994. Ms. Easter, who has been a resident of the Columbia area for over 20 years, is self-employed, working for Greenleaf Enterprises, a company involved with investing, property management, auto restoration, vintage auto racing, antiques, and collectibles. Ms. Easter is a 1965 graduate of North Carolina Baptist Hospital School of Nursing. She received a B.S. degree in Nursing from the University of South Carolina in 1978. She currently is chairperson for U.S.C.'s College of Nursing Capital Campaign Executive Committee, and serves on the board of directors of the United Way and the Greater Columbia Chamber of Commerce.

         O.A. Ethridge, D.M.D., Class II Director, has served as a director of the Company since its formation in 1994. Dr. Ethridge currently resides in Lexington, South Carolina and has practiced children's dentistry in West Columbia, South Carolina for more than 20 years. After graduating with a B.A. degree in Science from Erskine College in Due West, South Carolina in 1965, Dr. Ethridge received a D.M.D. in 1971 from the University of Louisville School of Dentistry in Louisville, Kentucky. He became a pedodontist in 1974 after receiving a pedodontist specialty from Children's Medical Center in Dayton, Ohio.

         George H. Fann, Jr., D.M.D., Class I Director, has served as a director of the Company since its formation in 1994. Dr. Fann has practiced dentistry in West Columbia, South Carolina for over 25 years. He earned a B.S. degree from Clemson University in 1966 and a D.M.D. from the University of Louisville School of Dentistry in 1969. Dr. Fann is vice president of the South Carolina Academy of General Dentistry and a member of the board of directors of

Lexington Medical Center in West Columbia, South Carolina. Dr. Fann was recently awarded the Order of the Palmetto by Governor Beasley.

         William A. Jordan, Class III Director, has served as a director of the Company since its formation in 1994. Mr. Jordan has practiced law since 1983 and is president and co-founder of William A. Jordan, L.L.C. in Greenville. Mr. Jordan graduated from Clemson University in 1977 with an R.P.A. degree in Resource Management and received a J.D. degree from the University of South Carolina in 1983.

         W. James Kitchens, Jr., Class II Director, has served as a director of the Company since its formation in 1994. Mr. Kitchens has lived in and been in the practice of public accounting in Columbia, South Carolina since 1990 and is currently owner of The Kitchens Firm, P.A., a certified public accounting firm in Columbia. Mr. Kitchens earned a B.S. degree in Mathematics from the University of the South and an M.B.A. degree at Duke University.

         James C. Leventis, Class III Director, Chairman of the Board, has served as Chairman of the Board of Directors of the Company since its formation in 1994. Mr. Leventis has practiced law for the past five years, currently as a shareholder of the firm Rogers, Townsend & Thomas. Mr. Leventis received a J.D. degree and a B.S. degree in Business Administration from the University of South Carolina. Mr. Leventis has extensive experience in the banking industry. From 1964 to 1968, Mr. Leventis was a commercial lending officer with First National City Bank of New York; from 1968 to 1974, he served as vice president and general manager of Genway Corp., a nationwide leasing system of General Motors dealers; and from 1985 to 1988, he served as president and chairman of Republic National Bank in Columbia. Mr. Leventis is also past vice chairman of the School Board of Richland District I, a past member and former chairman of the Richland County Council and Central Midlands Regional Planning Council, and past president of the Alumni Association of the University of South Carolina.

         Broadus Thompson, Class II Director, has served as a director of the Company since its formation in 1994. Since 1962, Mr. Thompson has served as president of Carolina Investment and Development Company and its predecessor company (a real estate development company). He is also an officer and director of GTS Associates (a real estate management company) and managing partner or officer in various real estate syndications and corporations. Mr. Thompson graduated from the University of North Carolina with a B.A. degree in English in 1957.

         Angelo L. Tsiantis, Class I Director, has served as a director of the Company since its formation in 1994. Mr. Tsiantis has been self-employed in the restaurant business for over 40 years and is the president and owner of Triangle City Zesto, Inc. and Angelo's Zesto. He served in the U.S. Army for two years and attended the University of South Carolina.

         Loretta R. Whitehead, Class III Director, has served as a director of the Company since its formation in 1994. Ms. Whitehead has been a real estate agent since 1981 and currently is with RE/MAX Real Estate Services in Columbia, South Carolina. She taught full-time from 1964 through 1968 after receiving a B.A. degree in English and Elementary Education from Columbia College in 1963.

         Mitchell M. Willoughby, Class II Director, has served as a director of the Company since its formation in 1994. Mr. Willoughby has lived in Columbia, South Carolina since 1970 and practiced law since 1975. He is currently founding member of the law firm Willoughby & Hoefer, P.A. He received a B.S. degree in 1969 from Clemson University and a J.D. degree from the University of South Carolina in 1975.

         David K. Proctor has been the Senior Vice President/Senior Credit Officer of the Company since the Bank opened for business in 1995. From May 1994 to June 1995, he was the vice president of credit and operations for Republic Leasing Company. From 1987 to 1994, he held various positions with Republic National Bank in Columbia and most recently was executive vice president and senior credit officer. He is a 1979 graduate of Clemson University with a B.S. in Business Administration.

         Joseph G. Sawyer has been Senior Vice President/Chief Financial Officer of the Company since the Bank opened for business in 1995. Prior to joining the Company, he was senior vice president and general auditor for the National Bank of South Carolina. He is a certified public accountant and a 1973 graduate of The Citadel with a B.A. in Political Science.

EMPLOYMENT AGREEMENTS

         The Company has entered into employment agreements with Michael C. Crapps, as the President and Chief Executive Officer of the Company, and James
C. Leventis, as the Chairman of the Board of the Company. Both employment agreements provide for an initial term of three years, to be extended automatically each day for an additional day so that the remaining term of the agreement will continue to be three years. The term may be fixed at three years without additional extension by notice of either party to the other. The agreement with Mr. Crapps provides for a starting annual salary of $90,000, and the agreement with Mr. Leventis provides for an annual salary of $25,000 per year (initially $18,000 per year until the opening of the Bank), in each case to be reviewed by the Board of Directors at least annually and increased at its discretion. Both Mr. Crapps and Mr. Leventis are also eligible to receive annual payments based upon achievement criteria established by the Board of Directors.

         Both agreements provide that if the Company terminates the executive's employment without cause or if the executive's employment is terminated due to a sale, merger, or dissolution of the Company or the Bank, the Company will be obligated to continue his salary and bonus for the first twelve months thereafter plus one-half of his salary and bonus for the second twelve months thereafter. Furthermore, the Company must remove any restrictions on outstanding incentive awards so that all such awards vest immediately and the Company must continue to provide his life insurance and medical benefits until he reaches the age of 65.

         In addition, both employment agreements provide that following termination of the executive's employment with the Company and for a period of twelve months thereafter, the executive may not (i) be employed in the banking business as a director, officer at the vice president level or higher, or organizer or promoter of, or provide executive management services to, any financial institution within Richland or Lexington counties, (ii) solicit major customers of the Company for the purpose of providing financial services, or
(iii) solicit employees of the Company for employment.

         The Company has also granted Mr. Crapps an option to purchase 15,000 shares of Common Stock and Mr. Leventis an option to purchase 5,000 shares of Common Stock. Both options are exercisable at $10.00 per share, have a term of ten years, and vest over five years, subject to continued employment with the Company. Both options also provide for accelerated vesting in the event of a change in control of the Company.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

         The following table sets forth for the fiscal year ended December 31, 1997 the cash compensation paid or accrued by the Company, as well as certain other compensation paid or accrued for those years, for services in all capacities to the chief executive officer of the Company. No other executive officer of the Company earned total compensation, including salary and bonus, for the fiscal year ended December 31, 1997 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                                    ----------
           NAME AND                               ANNUAL COMPENSATION               SECURITIES              ALL OTHER
           PRINCIPAL POSITION        YEAR       SALARY ($)      BONUS ($)       UNDERLYING OPTIONS (#)   COMPENSATION (1)
           -------------------       ----       ----------      ---------       ----------------------   ----------------

           Michael C. Crapps -       1997        $95,120        $8,886                     --                 $10,260
           Director, President,      1996         90,000         3,263                 15,000                  10,260
           and Chief Executive       1995         91,353            --                     --                      --
           Officer

----------

(1) Includes $1,260 club dues and an automobile allowance of $9,000.

STOCK OPTION EXERCISES AND GRANTS

         The following table provides certain information regarding the number and value of unexercised options at December 31, 1997. The Company did not grant any stock options to Mr. Crapps in 1997.

                       AGGREGATED OPTION/SAR EXERCISES IN
                  LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                         NUMBER OF SECURITIES            VALUE OF UNEXERCISED IN-
                                                        UNDERLYING UNEXERCISED            THE-MONEY OPTIONS/SARS
                             SHARES         VALUE     OPTIONS/SARS AT FY-END (#)              AT FY-END ($)(1)
                           ACQUIRED ON     REALIZED   --------------------------             ------------------
         NAME              EXERCISE (#)      ($)       EXERCISABLE/UNEXERCISABLE          EXERCISABLE/UNEXERCISABLE
         ----              ------------     -----      -------------------------          -------------------------

Michael C. Crapps               0             0               9,000/6,000                       $36,000/$24,000

---------------

(1) The market for the Company's Common Stock has been limited and sporadic. The value of unexercised options as of December 31, 1997 is based on $14 per share for the Common Stock, which management has determined was the fair market value based on the price paid for purchases known to management closest to December 31, 1997.

         In addition to the stock options described elsewhere in this Prospectus, the Company intends to adopt a stock option plan for employees, officers, and directors in late 1998 or early 1999. This plan would be subject to shareholder approval at the 1999 annual meeting of shareholders and would provide that no options may be granted at less than 85% of fair market value on the date of grant. The Company has not determined how many shares would be reserved for grants under this plan, nor has the Company considered how many options, if any, would be granted to any individual.

COMPENSATION OF DIRECTORS

         During the year ended December 31, 1997, outside directors received fees of $50 for attendance at each committee meeting and $75 for attendance at each Board meeting (these amounts will be $50 and $100, respectively, in 1998). Salaried officers do not receive these fees.


INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         The law firm Rogers, Townsend and Thomas, P.C. acts as counsel for the Bank and the Company and is paid for legal services rendered to the Bank and the Company in that capacity. James C. Leventis, Chairman of the Board of the Company, is a shareholder of this firm.

         The Company has banking and other transactions in the ordinary course of business with directors and officers of the Company and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such officers or directors have a controlling interest, on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. The Company believes that such transactions do not involve more than the normal risk of collectibility nor present other unfavorable features to the Company. The Bank is subject to a limit on the aggregate amount it could lend to its and the Company's directors and officers as a group equal to its unimpaired capital and surplus (or, under a regulatory exemption available to banks with less than $100 million in deposits, twice that amount), loans to individual directors and officers must also comply with the Bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application.

EXCULPATION AND INDEMNIFICATION

         The Articles of Incorporation of the Company contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to the Company or its shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

         Under its Bylaws, the Company must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the Company or the Bank or any other corporation which the person served as a director at the request of the Company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the Company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

         Under the Bylaws, indemnification will be disallowed if it is established that the director engaged in willful misconduct or a knowing violation of the criminal law. In addition to the Bylaws of the Company, Section 33-8-520 of the South Carolina Business Corporation Act of 1988 (the "Corporation Act") requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The Corporation Act also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the Corporation Act.

         The Board of Directors of the Company also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The Board of Directors has extended or intends to extend indemnification rights to all of its executive officers.

                             PRINCIPAL SHAREHOLDERS


         The following table sets forth the number and percentage of outstanding shares of Common Stock beneficially owned at May 31, 1998, by (a) each named executive officer of the Company, (b) each director of the Company, and (c) all executive officers and directors of the Company as a group. The Company is not aware of any person or entity which owns more than 5% of the outstanding Common Stock.


                                                        AMOUNT AND NATURE                   PERCENT OF
NAME OF BENEFICIAL OWNER                              OF BENEFICIAL OWNERSHIP              COMMON STOCK(6)
------------------------                              -----------------------              ---------------
Directors and Executive Officers:
Richard K. Bogan  (1)                                           11,800                           1.71%
William L. Boyd, III (1)                                        12,800                           1.85%
Thomas C. Brown (1)                                             11,800                           1.71%
Chimin J. Chao (1)                                              14,268                           2.06%
Robert G. Clawson (1)                                           11,800                           1.71%
Michael C. Crapps (2)                                           19,100                           2.73%
Hinton G. Davis (1), (3)                                        30,300                           4.38%
Anita B. Easter (1)                                             11,800                           1.71%
O.A. Ethridge (1)                                               11,800                           1.71%
George H. Fann, Jr. (1)                                         28,800                           4.17%
William A. Jordan (1)                                           12,236                           1.77%
W. James Kitchens, Jr. (1)                                      16,800                           2.43%
James C. Leventis  (4)                                          14,100                           2.04%
Broadus Thompson (1)                                            10,680                           1.54%
Angelo L. Tsiantis (1)                                          14,300                           2.07%
Loretta R. Whitehead (1)                                         7,800                           1.13%
Mitchell M. Willoughby (1)                                      12,800                           1.85%
All executive officers and directors                           265,434                          36.18%
     as a group (19 persons) (5)

----------

(1) Includes 1,800 shares that the director has the right to acquire directly within 60 days pursuant to the exercise of stock options under the 1996 Stock Option Plan.
(2) Includes 9,000 shares that Mr. Crapps has the right to acquire directly within 60 days pursuant to the exercise of stock options under the 1996 Stock Option Plan.
(3) Includes 10,000 shares held by an investment company affiliate of Mr. Davis.
(4) Includes 3,000 shares that Mr. Leventis has the right to acquire directly within 60 days pursuant to the exercise of stock options under the 1996 Stock Option Plan. Includes 11,000 shares held by an investment partnership affiliate of Mr. Leventis.
(5) Includes 44,000 shares that the officers and directors have the right to acquire directly or indirectly within 60 days pursuant to the exercise of stock options under the 1996 Stock Option Plan.
(6) Percentage is determined on the basis of 733,677 shares of common stock, those issued and outstanding plus shares subject to options held by the named individual for whom the percentage is calculated which are exercisable within the next sixty days as if outstanding, but treating shares subject to options held by others as not outstanding.

                            DESCRIPTION OF SECURITIES

GENERAL

         The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), the rights and preferences of which may be designated as the Board of Directors may determine. As of the date of this Prospectus, 689,677 shares of Common Stock were outstanding and were held of record by approximately 890 shareholders. After the completion of this offering, there will be 1,139,677 shares of Common Stock outstanding. No shares of Preferred Stock are currently outstanding.

COMMON STOCK

         Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of Common Stock are subject to any classes or series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

         The Articles provide that the Board of Directors is authorized, without further action by the holders of the Common Stock, to provide for the issuance of shares of the Preferred Stock in one or more classes or series and to fix the designations, preferences, and other rights and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution, or winding-up. In addition, any such shares of Preferred Stock may have class or series voting rights. Upon completion of this offering, the Company will not have any shares of Preferred Stock outstanding. Issuances of Preferred Stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock, and in certain circumstances such issuances could have the effect of decreasing the market price of the Common Stock. The Company has no present plans to issue any Preferred Stock.

CERTAIN ANTITAKEOVER EFFECTS

         The provisions of the Articles, the Bylaws, and the South Carolina corporation law summarized in the following paragraphs may be deemed to have antitakeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Authorized but Unissued Stock. The authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Company by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company's management.

         Supermajority Shareholder Vote Required for Merger. The Articles require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock entitled to vote to approve any merger, consolidation, or sale of the Company or any substantial part of the Company's assets.

         Number and Qualifications of Directors. The Articles and Bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members. The Bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the Board of Directors, after having such matter formally brought to its attention, determines to be in competition with the Company or any of its subsidiaries (any such individual, corporation, or other entity being a "Business Competitor") shall be eligible to serve as a director if the Board of Directors determines that it would not be in the Company's best interests for such individual to serve as a director of the Company. Any financial institution having branches or affiliates within Richland or Lexington Counties, South Carolina shall be presumed to be a Business Competitor unless the Board of Directors determines otherwise.

         Classified Board of Directors. The Articles and Bylaws divide the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the Articles and Bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors.

         Removal of Directors and Filling Vacancies. Under the Bylaws, removal of directors without cause requires the approval of the holders of two-thirds of the shares entitled to vote at an election of directors, and all vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When a director resigns effective at a future date, a majority of directors then in office, including the director who is to resign, may vote on filling the vacancy.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee of the Board, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be in writing and be received by the Secretary of the Company not later than 90 days prior to the meeting. The Company may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Limitations on Shareholders' Action by Written Consent. The Corporation Act permits shareholder action by written consent in lieu of a meeting only if such consent is unanimous.

         Certain Nomination Requirements. Pursuant to the Bylaws, the Company has established certain nomination requirements for an individual to be elected as a director of the Company at any annual or special meeting of the shareholders, including that the nominating party provide the Company within a specified time prior to the meeting (i) notice that such party intends to nominate the proposed director; (ii) the name and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the Company's Board of Directors.

         Business Combinations with Interested Shareholders. The Company is subject to the South Carolina business combination statute, which restricts mergers and other similar business combinations between public companies headquartered in South Carolina and any 10% shareholder of the company. The statute prohibits such a business combination for two years following the date the person acquires shares to become a 10% shareholder unless the business combination or such purchase of shares is approved by a majority of the company's outside directors. The statute also prohibits such a business combination with a 10% shareholder at any time unless the transaction complies with the company's articles of incorporation and either (i) the business combination or the shareholder's purchase of shares is approved by a majority of the company's outside directors, (ii) the business combination is approved by a majority of the shares held by the company's other shareholders at a meeting called no earlier than two years after the shareholder acquired the shares to become a 10% shareholder; or (iii) the business combination meets specified fair price and form of consideration requirements.

         Consideration of Other Constituencies in Mergers. The Articles grant the Board of Directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and its shareholders, to take into account the effect of the transaction on the employees, customers, and suppliers of the Company and upon the communities in which the offices of the Company are located.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have 1,139,677 shares of Common Stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act, except for shares purchased by "affiliates" of the Company, which will be subject to resale restrictions under the Securities Act. An affiliate of the issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean possession of the power to direct the management and policies of the person. Affiliates of a company generally include its directors, executive officers, and principal shareholders. Securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

         In general, under Rule 144 an affiliate of the Company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                  UNDERWRITING

         Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriter named below has agreed to purchase from the Company the shares of Common Stock set forth below.


Name of Underwriter                                                         Number of Shares
-------------------                                                         ----------------
Edgar M. Norris & Co., Inc..............................................         450,000



         Pursuant to the Underwriting Agreement, the Company has the right to direct the Underwriter, subject to the Underwriter's receipt of approval from the National Association of Securities Dealers, Inc. (the "NASD"), to offer and sell up to 70,000 of the Shares (the "Directed Shares") to the directors and executive officers of the Company and the Bank identified by the Company (the "Named Directors and Officers"). The underwriting discount has been calculated on the basis of a commission rate of 7.0%, provided that there will be no underwriting discount in connection with the sale of Directed Shares actually purchased by the Named Directors and Officers. The 7.0% underwriting discount will apply with respect to any Directed Shares that are not purchased by a Named Director or Executive Officer. The Company will pay to the Underwriter a financial advisory fee of $30,000; provided, however, that if the number of Directed Shares purchased by the Named Directors and Officers is less than 70,000 shares, the financial advisory fee will be equal to an amount determined by multiplying $30,000 by a fraction the numerator of which is the total number of Directed Shares purchased by Named Directors and Officers and the denominator of which is 70,000.

         Pursuant to the Underwriting Agreement, the Company has agreed to reimburse the Underwriter for certain expenses, including (i) the fees and expenses incident to securing the required review by the NASD of the terms of the sale of Shares in the offering, (ii) the fees and expenses of counsel for the Underwriter in connection with such review, (iii) the other fees and expenses of counsel to the Underwriter up to an amount of $20,000, and (iv) all miscellaneous and travel fees and expenses of the Underwriter and all expenses of any informational meetings associated with the sale of the Shares.

         The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to the approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering, including the absence of any material change in the Company's business and the receipt of certain certificates, opinions, and letters from the Company and its counsel and independent public accountant. The nature of the Underwriter's obligation is such that it is committed to purchase and pay for all shares of Common Stock offered hereby if any are purchased.

         The Underwriter proposes to offer the shares of Common Stock being purchased by it directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $0.55 per share of Common Stock. The Underwriter may allow, and such selected dealers may reallow, a concession not in excess of $0.10 per share to certain other brokers and dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Underwriter.

         The Company has granted an option, for a period of 30 days from the date of this Prospectus, to the Underwriter to purchase up to a maximum of 67,500 additional shares of Common Stock to cover over-allotments, if any, at the offering price to the public set forth on the cover page of this Prospectus. The Underwriter may purchase such shares only to cover over-allotments made in connection with this offering.

         The Underwriter does not intend to sell shares of Common Stock to any account over which it exercises discretionary authority.

         The Company has agreed to indemnify the Underwriter against, and to contribute to certain losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933.

         To date, trading and quotations of the Common Stock have been limited and sporadic. The public offering has been determined by negotiation among the Company and the Underwriter. In determining such price, consideration was given to, among other things, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects, and the Company's financial results.

In addition, consideration was given to the status of the securities markets, market conditions for new offerings of securities, and the prices of similar securities of comparable companies.

         The Company and each of the Company's and the Bank's directors, executive officers, and organizers have agreed with the Underwriter that they will not, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Underwriter, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of such Common Stock, other than through bona fide gifts to persons who agree in writing to be bound by this agreement if such writing is delivered to the Underwriter within five days after such gift or pledge, and, in the case of the Company, Common Stock issued pursuant to the exercise of outstanding options.

         The Company has agreed in the Underwriting Agreement that in the event the Company or the shareholders of the Company engage in a transaction prior to the consummation of the sale of the Shares in the offering and for a period ending March 26, 1999, in connection with which more than 25.0%, directly or indirectly, of the Company's outstanding capital stock, or assets representing 25.0% or more of the value of the Company's total assets are sold or agreed to be sold, the Company will engage the Underwriter to serve as a financial advisor in connection with such transaction and pay a financial advisory fee in the amount of 2.0% of the total consideration in connection with the transaction (including payments made to shareholders of the Company, the face amount of any debt assumed and the current value of any employment or noncompetition agreements involved in the transaction). The financial advisory fee would be payable upon the consummation of the transaction.

                                  LEGAL MATTERS

         Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia. Certain legal matters in connection with the offering are being passed upon for the Underwriter by Long Aldridge & Norman LLP, Atlanta, Georgia.


                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1996 and 1997 and the consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows of the Company for each of the three years in the period ended December 31, 1997 have been included in this Prospectus in reliance on the report of independent auditor Clifton D. Bodiford, C.P.A., given on the authority of that firm as an expert in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy statements, and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of this site is http://www.sec.gov.

         The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained herein regarding the provisions of documents filed as exhibits to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission. Any interested party may inspect the Registration Statement without charge at the public reference facilities of the Commission described above and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents which have been filed by the Company (Commission File No. 33-86258) with the Commission are incorporated herein by reference as if fully set forth herein:

         (i) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1997; and

         (ii) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to First Community Bank,
Attention: Joseph Sawyer, at 5455 Sunset Boulevard, Lexington, South Carolina 29072.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



FIRST COMMUNITY CORPORATION

Report of Independent Auditor............................................................F-2

Consolidated Balance Sheets at December 31, 1997 and 1996, and at March 31, 1998.........F-3

Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and
      1995, and for the Three Months Ended March 31, 1998 and 1997.......................F-4

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 1997,
      1996, and 1995, and for the Three Months Ended March 31, 1998 and 1997.............F-5

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1997,
      1996 and 1995, and for the Three Months Ended March 31, 1998.......................F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
      1995, and for the Three Months Ended March 31, 1998 and 1997.......................F-7

Notes to Consolidated Financial Statements...............................................F-8

REPORT OF INDEPENDENT AUDITOR





The Board of Directors
First Community Corporation
Lexington, South Carolina


         I have audited the accompanying consolidated balance sheets of First Community Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the three years ended December 31, 1997. The financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audits.

         I conducted the audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Corporation at December 31, 1997 and 1996 and the results of its operations and its cash flows for the three years ended December 31, 1997, in conformity with generally accepted accounting principles.





Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina
January 8, 1998, except for Note 17
as to which the date is May 4, 1998.

                           FIRST COMMUNITY CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,                 DECEMBER 31,
                                                             ------------       -------------------------------
                                                                 1998               1997                1996
                                                             ------------       ------------       ------------
                         ASSETS                             (UNAUDITED)
 Cash and due from banks ..............................      $  1,939,287       $  2,869,066       $  1,975,527
 Federal funds sold and securities purchased
      under agreements to resell ......................         6,464,779          2,620,000          5,752,272
 Investment securities - available-for-sale ...........        12,485,831         11,606,899          9,213,248
 Investment securities - held-to-maturity (market
      value of $1,894,940 and $2,562,844 at
      December 31, 1997 and 1996 and $2,891,186
      at March 31, 1998) ..............................         2,898,129          1,900,000          2,600,076
 Loans ................................................        31,624,759         28,999,906         15,915,004
 Less, allowance for loan losses ......................           421,408            380,120            200,860
                                                             ------------       ------------       ------------
 Net loans ............................................        31,203,351         28,619,786         15,714,144
 Property, furniture and equipment - net ..............         2,954,365          2,983,224          2,544,140
 Other assets .........................................           381,904            413,456            329,834
                                                             ------------       ------------       ------------
      Total assets ....................................      $ 58,327,646       $ 51,012,431       $ 38,129,241
                                                             ============       ============       ============

                      LIABILITIES

 Deposits:
      Non-interest bearing demand .....................      $  8,033,556       $  7,553,754       $  6,043,599
      NOW and money market accounts ...................        12,448,861         12,020,414          5,963,086
      Savings .........................................         6,481,700          6,052,584          7,154,307
      Time deposits less than $100,000 ................        11,046,296         10,247,650          6,731,697
      Time deposits $100,000 and over .................         8,689,205          6,372,330          5,008,135
                                                             ------------       ------------       ------------
 Total deposits .......................................        46,699,618         42,246,732         30,900,824
 Securities sold under agreements to repurchase .......         4,973,500          2,143,400            923,400
 Other borrowed money - demand note to U.S.
    Treasury ..........................................            75,210            111,383            299,559
 Other liabilities ....................................           343,233            396,063            223,352
                                                             ------------       ------------       ------------
      Total liabilities ...............................        52,091,561         44,897,578         32,347,135
                                                             ------------       ------------       ------------

                  SHAREHOLDERS' EQUITY

Preferred stock, par value $1.00 per share;
     10,000,000 shares authorized; none
     issued and outstanding ...........................                --                 --                 --
Common stock, par value $1.00 per share;
     10,000,000 shares authorized; issued and
     outstanding 689,677, 689,677 and 688,077 at
     March 31, 1998, December 31, 1997 and 1996,
     respectively .....................................           689,677            689,677            688,077
 Additional paid in capital ...........................         6,155,237          6,155,237          6,140,837
 Accumulated deficit ..................................          (616,585)          (732,904)          (984,080)
 Unrealized gain (loss) on securities
      available-for-sale ..............................             7,756              2,843            (62,728)
                                                             ------------       ------------       ------------
      Total shareholders' equity ......................         6,236,085          6,114,853          5,782,106
                                                             ------------       ------------       ------------
      Total liabilities and shareholders' equity ......      $ 58,327,646       $ 51,012,431       $ 38,129,241
                                                             ============       ============       ============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           FIRST COMMUNITY CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           THREE MONTHS ENDED
                                                                MARCH 31,                          YEARS ENDED DECEMBER 31,
                                                       ---------------------------     --------------------------------------------
                                                           1998            1997            1997            1996             1995
                                                       -----------     -----------     -----------     -----------      -----------
                                                             (UNAUDITED)
Interest income:
   Loans, including fees .........................     $   698,834     $   411,224     $ 2,184,512     $ 1,004,243      $    57,223
   Investment securities - available-for-sale ....         188,796         154,342         624,377         479,822          114,551
   Investment securities - held-to maturity ......          25,732          39,452         157,403         155,504           21,885
   Federal funds sold and securities
   purchased under agreements to resell ..........          69,111          48,239         227,747         130,463           62,894
   Other, pre-opening ............................              --              --              --              --           86,754
                                                       -----------     -----------     -----------     -----------      -----------
   Total interest income ............................      982,473         653,257       3,194,039       1,770,032          343,307
                                                       -----------     -----------     -----------     -----------      -----------

Interest expense:
   Deposits ......................................         399,513         266,873       1,317,360         695,626           91,096
   Federal funds sold and securities
   sold under agreements to repurchase ...........          37,731          11,407          70,007          48,095            7,174
   Other .........................................           1,064           1,090           4,490           2,328               --
                                                       -----------     -----------     -----------     -----------      -----------
   Total interest expense ...........................      438,308         279,370       1,391,857         746,049           98,270
                                                       -----------     -----------     -----------     -----------      -----------

Net interest income ..............................         544,165         373,887       1,802,182       1,023,983          245,037
Provision for loan losses ........................          43,000          37,000         193,860         135,000           76,750
                                                       -----------     -----------     -----------     -----------      -----------
Net interest income after provision for
     loan losses .................................         501,165         336,887       1,608,322         888,983          168,287
                                                       -----------     -----------     -----------     -----------      -----------
Noninterest income:
   Deposit service charges .......................          45,871          33,923         170,863          82,192            7,434
   Mortgage origination fees .....................           7,280           2,696          41,428          24,930            9,553
   Other .........................................          29,723           9,153          49,779          18,803            2,582
                                                       -----------     -----------     -----------     -----------      -----------
   Total non-interest income .....................          82,874          45,772         262,070         125,925           19,569
                                                       -----------     -----------     -----------     -----------      -----------
Noninterest expense:
   Salaries and employee benefits ................         247,311         199,851         876,091         704,416          250,902
   Occupancy .....................................          27,587          28,889         114,008         129,978           58,218
   Equipment .....................................          40,445          31,957         143,661         102,456           29,768
   Marketing and public relations ................          35,311          16,470          90,197          35,596           27,317
   Other .........................................         117,066          89,833         395,259         324,093          128,659
   Pre-opening expense ...........................              --              --              --              --          250,826
                                                       -----------     -----------     -----------     -----------      -----------
   Total non-interest expense ....................         467,720         367,000       1,619,216       1,296,539          745,690
                                                       -----------     -----------     -----------     -----------      -----------
Net income/(loss) ................................     $   116,319     $    15,659     $   251,176     $  (281,631)     $  (557,834)
                                                       ===========     ===========     ===========     ===========      ===========
Basic earnings/(loss) per common share ...........     $      0.17     $      0.02     $      0.36     $     (0.41)     $     (1.59)
                                                       ===========     ===========     ===========     ===========      ===========
Diluted earnings/(loss) per common share .........     $      0.16     $      0.02     $      0.36     $     (0.41)     $     (1.59)
                                                       ===========     ===========     ===========     ===========      ===========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           FIRST COMMUNITY CORPORATION
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                   THREE MONTHS ENDED
                                                       MARCH 31,                    YEARS ENDED DECEMBER 31,
                                                ------------------------- ---------------------------------------------
                                                   1998         1997          1997           1996            1995
                                                ------------ ------------ ---------------------------------------------
                                                      (UNAUDITED)
Net income (loss).........................      $  116,319   $  15,659       $ 251,176   $ (281,631)       $ (557,834)

Other comprehensive income, net of tax:
   Unrealized gains (losses) arising
   during the period, net of tax effect
   of $2,645, $0, $1,598, $0, and $0 for
   the three months ended March 31, 1998
   and 1997 and the years ended December
   31, 1997, 1996 and 1995, respectively..           4,913     (43,214)         65,571      (71,768)            9,040
                                                ----------   ---------       ---------   ----------        ----------

Comprehensive income (loss)...............      $  121,232   $ (27,555)      $ 316,747   $ (353,399)       $ (548,794)
                                                ==========   =========       =========   ==========        ==========


















               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           FIRST COMMUNITY CORPORATION
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                               ACCUMULATED
                                                               ADDITIONAL                         OTHER
                                        SHARES       COMMON     PAID-IN       ACCUMULATED      COMPREHENSIVE
                                        ISSUED       STOCK      CAPITAL         DEFICIT           INCOME           TOTAL
                                     ----------------------------------------------------------------------------------------
Balance December 31, 1994......               10    $      10    $      90    $   (144,615)    $         --    $   (144,515)

Issuance of common stock.......          688,067      688,067    6,140,747                                        6,828,814
Net loss.......................                                                   (557,834)                        (557,834)
Other comprehensive income,
   net of tax - unrealized
   gain on available-for-sale
   securities..................               --           --           --              --            9,040           9,040
                                       ---------    ---------    ---------    ------------     ------------    ------------
Balance December 31, 1995......          688,077                 6,140,837        (702,449)           9,040       6,135,505

Net loss.......................               --           --           --        (281,631)              --        (281,631)
Other comprehensive income,
   net of tax - unrealized
   loss on available-for-sale
   securities..................               --           --           --              --          (71,768)        (71,768)
                                       ---------    ---------    ---------    ------------     ------------    ------------
Balance December 31, 1996......          688,077      688,077    6,140,837        (984,080)         (62,728)      5,782,106

Issuance of common stock.......            1,600        1,600       14,400                                           16,000
Net Income.....................                                                    251,176                          251,176
Other comprehensive income,
   net of tax - unrealized
   gain on available-for-sale
   securities..................               --           --           --              --           65,571          65,571
                                       ---------    ---------    ---------    ------------     ------------    ------------
Balance December 31, 1997......          689,677      689,677    6,155,237        (732,904)           2,843       6,114,853

Net Income (unaudited)                                                             116,319                          116,319
Other comprehensive income,
   net of tax - unrealized gain
   on available-for-sale securities
   (unaudited).................               --           --           --              --            4,913           4,913
                                       ---------    ---------    ---------    ------------     ------------    ------------
Balance, March 31, 1998
    (unaudited)................          689,677    $ 689,677   $6,155,237    $   (616,585)    $      7,756    $  6,236,085
                                       =========    =========   ==========    ============     ============    ============









               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           FIRST COMMUNITY CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             THREE MONTHS ENDED
                                                                  MARCH 31,                         YEAR ENDED DECEMBER 31,
                                                         --------------------------    ---------------------------------------------
                                                             1998           1997            1997            1996            1995
                                                         -----------    -----------    ------------    ------------    -------------
                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net Income (loss) .................................... $   116,319    $    15,659    $    251,176    $   (281,631)   $   (557,834)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
     Depreciation ......................................      32,630         35,314         135,703         169,129          65,254
     Amortization (accretion) of premium/discount ......     (26,087)        (2,365)        (57,987)         (4,070)            105
     Provision for loan losses .........................      43,000         37,000         193,860         135,000          76,750
     Increase in other assets ..........................      31,552         15,536         (83,623)       (142,965)       (145,438)
     Increase (decrease) in accounts payable ...........     (55,408)       (14,952)        171,112         114,060        (113,131)
                                                         -----------    -----------    ------------    ------------    ------------
     Net cash provided (used) in operating activities ..     142,006         86,192         610,241         (10,477)       (674,294)
                                                         -----------    -----------    ------------    ------------    ------------

Cash flows from investing activities:
  Purchase of investment securities
    available-for-sale .................................  (4,682,794)    (3,080,302)     (7,680,975)     (8,208,751)    (15,403,531)
  Maturity/call of investment securities
    available-for-sale .................................   3,837,436      2,497,801       5,125,910       5,747,327       8,593,201
  Sale of investment securities
    available-for sale .................................          --             --         286,647              --              --
  Purchase of investment securities
    held-to-maturity....................................  (1,498,125)            --              --      (1,400,333)     (2,600,000)
  Maturity/call of investment securities
    held-to-maturity....................................     500,000             --         700,000       1,000,000         400,000
  Increase in loans ....................................  (2,626,565)    (3,854,584)    (13,099,502)    (12,092,752)     (3,833,142)
  Purchase of property and equipment ...................      (3,771)      (181,885)       (624,787)     (1,191,345)     (1,592,736)
  Proceeds from sale of equipment ......................          --             --          50,000          41,935              --
                                                         -----------    -----------    ------------    ------------    ------------
     Net cash used in investing activities .............  (4,473,819)   (4,618,970)     (15,242,707)    (16,103,919)    (14,436,208)
                                                         -----------    -----------    ------------    ------------    ------------

Cash flows from financing activities:
  Increase in deposit accounts .........................   4,452,886      1,560,692      11,345,908      19,566,884      11,333,940
  Increase (decrease) in securities sold
    under agreements to repurchase .....................     (36,173)      (176,508)      1,220,000        (708,100)      1,631,500
  Increase (decrease) in other borrowings ..............   2,830,100        250,300        (188,176)        130,198         169,361
  Proceeds from sale of common stock ...................          --             --          16,000              --       6,828,814
                                                         -----------    -----------    ------------    ------------    ------------
     Net cash provided from financing activities .......   7,246,813      1,634,484      12,393,732      18,988,982      19,963,615
                                                         -----------    -----------    ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents....   2,915,000     (2,898,294)     (2,238,734)      2,874,586       4,853,113

Cash and cash equivalents at beginning of period .......   5,489,065      7,727,799       7,727,799       4,853,213             100
                                                         -----------    -----------    ------------    ------------    ------------

Cash and cash equivalents at end of period.............. $ 8,404,065    $ 4,829,505    $  5,489,065    $  7,727,799    $  4,853,213
                                                         ===========    ===========    ============    ============    ============

Supplemental disclosure:
  Cash paid during the period for:
    Interest ........................................... $   460,406    $   278,017    $  1,280,508    $    650,670    $     59,834

Non-cash investing and financing activities:
  Unrealized gain (loss) on securities
    available-for-sale ................................. $     7,492    $   (43,214)   $     65,571    $    (71,768)   $      9,040





               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           FIRST COMMUNITY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1  -  ORGANIZATION AND BASIS OF PRESENTATION

           The consolidated financial statements include the accounts of First Community Corporation and its wholly owned subsidiary First Community Bank, N.A. (the Bank). All material intercompany transactions are eliminated in consolidation. The Company was organized on November 2, 1994 (the "Inception Date"). From the Inception Date through August 16, 1995, the Company was a development stage company. The activities during this period included conducting the initial public offering, the pursuit of approvals from various agencies to charter its bank subsidiary, establishing systems, and hiring and training personnel to open the Bank. Organizational costs in the amount of $28,300 have been capitalized and are being amortized over a period of five years.


Note 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Use of Estimates
           The financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Material estimates that are particularly susceptible to significant change relate to the determination of the reserve for loan losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrowers current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectibility of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for loan losses could change materially.

           Cash and Cash Equivalents
           Cash and cash equivalents consist of cash on hand, due from banks, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

           Investment Securities
           Investment securities are classified as either held-to-maturity or available-for-sale. In determining such classification, securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. All other securities are classified as available-for-sale and carried at estimated fair values with unrealized gains and losses included in shareholders' equity on an after tax basis.

           Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

           Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

           Loans and Allowance for Loan Losses
           Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest is recognized over the term of the loan based on the loan balance outstanding. Fees charged for originating loans, if any, are deferred and offset by the deferral of certain direct expenses associated with loans originated. The net deferred fees are recognized as yield adjustments by applying the interest method.

           The allowance for loan losses is maintained at a level believed to be adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, economic conditions and volume, growth and composition of the portfolio.

           The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

           Property and Equipment
           Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life.

           Income Taxes
           A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carryforwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized.

           Stock Based Compensation Cost
           The Company applies Accounting Principles Board Opinion No. 25, " Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) was issued in October 1995, and encourages but does not require, adoption of a fair value method of accounting for employee stock based compensation plans. See Note 12.

           Earnings/Loss Per Share
           During February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) was issued and specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. SFAS 128 requires entities with other than simple capital structures to present basic and diluted per share amounts for income from continuing operations and net income. Basic earnings per share is calculated by the Company by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding plus the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earnings per share include the effects of outstanding stock options issued by the Company. See Note 14.


Note 3  -  INVESTMENT SECURITIES

           The amortized cost and estimated fair values of investment securities are summarized below:

           HELD-TO-MATURITY:

                                                                            Gross         Gross
                                                          Amortized      Unrealized     Unrealized
                                                            Cost            Gain           Loss        Fair Value
                                                         ----------      ----------     ----------     ----------
      December 31, 1997:
      U.S. Government agency securities..........        $1,900,000               --     $  5,060      $1,894,940
                                                         ==========        =========     ========      ==========

      December 31, 1996:
      U.S. Government agency securities..........        $2,600,076               --     $ 37,232      $2,562,844
                                                         ==========        =========     ========      ==========

           AVAILABLE-FOR-SALE:

                                                                            Gross         Gross
                                                          Amortized      Unrealized     Unrealized
                                                            Cost            Gain           Loss        Fair Value
                                                         ----------      ----------     ----------     ----------
      December 31, 1997:
      U.S. Treasury securities.................         $  5,792,837      $   14,514     $    3,162   $   5,804,189
      U.S. Government agency securities........            5,656,591           8,068         14,979       5,649,680
      Other....................................              153,030              --             --         153,030
                                                        ------------      ----------     ----------   -------------
                                                        $ 11,602,458      $   22,582     $   18,141   $  11,606,899
                                                        ============      ==========     ==========   =============

      December 31, 1996:
      U.S. Treasury securities.................         $  4,738,586      $    6,426     $   20,803   $   4,724,209
      U.S. Government agency securities........            4,386,660           4,737         53,088       4,338,309
      Other....................................              150,730              --             --         150,730
                                                        ------------      ----------     ----------   -------------
                                                        $  9,275,976      $   11,163     $   73,891   $   9,213,248
                                                        ============      ==========     ==========   =============

          The amortized cost and fair value of investment securities at December 31, 1997, by contractual maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without pre-payment penalties.


                                                                 Held-to-maturity                     Available-for-sale
                                                           -----------------------------       ------------------------------
                                                            Amortized                           Amortized
                                                              Cost            Fair Value           Cost            Fair Value
                                                           ----------         ----------       -----------        -----------
                Due in one year or less..................  $  500,000         $  500,000       $ 3,585,345        $ 3,584,504
                Due after one year through five years....   1,400,000          1,394,940         7,864,083          7,869,365
                Due after ten years......................          --                 --           153,030            153,030
                                                           ----------         ----------       -----------        -----------
                                                           $1,900,000         $1,894,940       $11,602,458        $11,606,899
                                                           ==========         ==========       ===========        ===========

           Securities with an amortized cost of $3,090,468 and fair value of $3,089,235 at December 31, 1997, were pledged to secure public deposits, demand notes due the U.S. Treasury and securities sold under agreements to repurchase. During the year ended December 31, 1997, there were proceeds from the sale and call of securities from the available-for-sale portfolio of $586,647. Gross gains amounted to $2,345 and gross losses amounted to $2,304. There were no sales of securities during the years ended December 31, 1996 and 1995.


Note 4  -  LOANS

           Loans summarized by category are as follows:

                                                                       December 31,
                                                             ---------------------------------
                                                                   1997              1996
                                                             ---------------   ---------------
         Commercial, financial and agricultural........      $     7,148,239   $     2,837,396
         Real estate - construction....................            2,005,911           791,758
         Real estate - mortgage
             Commercial................................           10,453,666         6,639,358
             Residential...............................            4,456,963         2,602,274
         Consumer......................................            4,880,202         2,761,621
         Leases........................................               54,925           282,597
                                                             ---------------   ---------------
                                                             $    28,999,906   $    15,915,004
                                                             ===============   ===============

           Activity in the allowance for loan losses was as follows:

                                                            December 31,
                                             -------------------------------------------
                                                 1997            1996             1995
                                             -----------     -----------      ----------
Balance at the beginning of year............. $ 200,860      $   76,750       $      --
Provision for loan losses.....................  193,860         135,000          76,750
Charged off loans.............................  (17,357)        (11,205)             --
Recoveries ...................................    2,757             315              --
                                              ---------      ----------       ---------
Balance at end of year....................... $ 380,120      $  200,860       $  76,750
                                              =========      ==========       =========

           Loans outstanding to Bank directors, executive officers and their related business interests amounted to $2,101,797 and $1,754,550 at December 31, 1997 and 1996, respectively. Total loans made during the year ended December 31, 1997 totaled $1,026,548 and repayments totaled $679,301. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectibility.


Note 5 -   PROPERTY AND EQUIPMENT

           Property and equipment consisted of the following:

                                            December 31,
                                   -----------------------------
                                      1997               1996
                                   ----------       ------------
Land..........................     $  952,774       $    952,774
Premises   ...................      1,742,438          1,207,204
Equipment  ...................        491,102            435,859
Construction in process.......             --             83,694
                                   ----------       ------------
                                    3,186,314          2,679,531
Accumulated depreciation......        203,090            135,391
                                   ----------       ------------
                                   $2,983,224       $  2,544,140
                                   ==========       ============

           Provision for depreciation included in operating expenses for the years ended December 31, 1997, 1996, and 1995 amounted to $135,703, $169,129 and $65,254, respectively. Construction period interest capitalized during the years ended December 31, 1997 and 1996 amounted to $8,500 and $12,104, respectively.



Note 6  -  DEPOSITS

           At December 31, 1997, the scheduled maturities of Certificates of Deposits are as follows:

         1998.......................     $14,741,699
         1999.......................       1,231,753
         2000.......................         625,278
         2001.......................          21,250
                                         -----------
                                         $16,619,980
                                         ===========


Note 7 -   SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

           Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The weighted average interest rate at December 31, 1997 and 1996, was 5.49% and 4.96%, respectively. The maximum month-end balance during 1997 and 1996 was $2,492,800 and $1,198,800, respectively.

Note 8 -   INCOME TAXES

           The Company's accounting and reporting for the effect of income taxes is in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The realization of a deferred tax benefit by the Company depends upon having sufficient taxable income of an appropriate character in the carryforward periods. Under SFAS 109 deferred tax assets are recognized for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carryforwards. A valuation allowance is then established to reduce that deferred tax asset to the level that it is "more likely than not that the tax benefit will be realized. At December 31, 1997 and 1996 net deferred tax assets existed of approximately $259,199 and $352,129, respectively. The deferred tax assets have been offset by a valuation allowance.



           Income tax expense for the years ended December 31, 1997, 1996 and 1995 consists of the following:

                                                       Year ended December 31,
                                          ------------------------------------------
                                             1997            1996           1995
                                          ----------      ----------     -----------
Current
    Federal............................   $        --    $        --     $        --
    State..............................            --             --              --
                                          -----------    -----------     -----------

Deferred
    Federal............................        85,141        (94,276)       (183,961)
    State..............................         7,789         (8,551)        (16,475)
                                          -----------    -----------     -----------
                                               92,930       (102,827)       (200,436)
                                          -----------    -----------     -----------
Change in valuation allowance..........       (92,930)       102,827         200,436
                                          -----------    -----------     -----------
Income tax expense.....................   $        --    $        --     $        --
                                          ===========    ===========     ===========

           A reconciliation from expected federal tax expense (benefit) to effective income tax expense for the periods indicated are as follows:

                                                               Year ended December 31
                                                     ---------------------------------------
                                                        1997            1996         1995
                                                     ----------      ----------   ----------
Expected federal income tax expense (benefit) ....    $  85,399     $ (95,755)    $(189,664)

State income tax net of federal benefit ..........        7,459        (8,365)      (16,568)
Change in beginning of year valuation
    allowance ....................................      (92,930)      102,827       200,436
Other ............................................           72         1,293         5,796
                                                      ---------     ---------     ---------
                                                      $      --     $      --     $      --
                                                      =========     =========     =========

          The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996.

                                                                        December 31,
                                                                ---------------------------------
                                                                      1997               1996
                                                                -------------      --------------
Assets:
   Provision for bad debts.................................     $     136,808      $      72,291
   Deferred pre-opening cost...............................            73,532            101,997
   Net operating loss......................................            52,911            208,285
   Book depreciation in excess of tax depreciation.........                --             12,235
   Other...................................................             5,418              1,309
                                                                -------------      -------------
      Total deferred tax assets...........................            268,669            396,117
      Valuation reserve...................................           (259,199)          (352,129)
                                                                -------------      -------------
      Net deferred tax asset..............................              9,470             43,988
                                                                -------------      -------------
Liabilities:
Cash basis accounting for tax purposes....................              5,975             43,988
Tax depreciation in excess of book depreciation...........              1,897                 --
Unrealized gain on securities available for sale..........              1,598                 --
                                                                -------------      -------------
      Total deferred tax liabilities......................              9,470             43,988
                                                                -------------      -------------
      Net deferred tax asset recognized...................      $          --      $          --
                                                                =============      =============

           The Company has a net operating loss carryforward for income tax purposes at December 31, 1997, of approximately $147,000. Net operating losses will expire in the year 2011, if not previously utilized.


Note 9 -   FAIR VALUE OF FINANCIAL INSTRUMENTS

           Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107), requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

           Cash and short term investments - The carrying amount of these financial instruments (cash and due from banks, federal funds sold and securities purchased under agreements to resell) approximate fair value. All mature within 90 days and do not present unanticipated credit concerns.

           Investment Securities - Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

           Loans - For certain categories of loans, such as variable rate loans and other lines of credit, the carrying amount, adjusted for credit risk, is a reasonable estimate of fair value as the Company has the ability to reprice the loan as interest rate changes occur. The fair value of other loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As discount rates are based on current loan rates as well as management estimates, the fair values presented may not be indicative of the value negotiated in an actual sale.

           Accrued Interest Receivable - The fair value approximates the carrying value.

           Deposits - The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities.

           Short Term Borrowings - the carrying value of short term borrowings (securities sold under agreements to repurchase and demand notes to the U.S. Treasury) approximate fair value.

           Accrued Interest Payable - The fair value approximates the carrying value.

           Commitments to Extend Credit - The fair value of these commitments are immaterial because their underlying interest rates approximate market.

           The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                                 December 31, 1997                 December 31, 1996
                                                           -----------------------------    -------------------------------
                                                             Carrying           Fair           Carrying          Fair
                                                              Amount           Value            Amount           Value
                                                              ------           -----            ------           -----
              Financial Assets:
                 Cash and short term investments........  $    5,489,066   $    5,489,066   $    7,727,799   $    7,727,799
                                                          ==============   ==============   ==============   ==============

                 Investment securities:
                   Held-to-maturity.....................  $    1,900,000   $    1,894,940   $    2,600,076   $    2,562,844
                   Available-for-sale...................      11,606,899       11,606,899        9,213,248        9,213,248
                                                          --------------   --------------   --------------   --------------
                     Total investment securities........  $   13,506,899   $   13,501,839   $   11,813,324   $   11,776,092
                                                          ==============   ==============   ==============   ==============

                 Loans
                   Adjustable rate......................  $   11,465,832   $   11,465,832   $    6,508,335   $    6,508,335
                   Fixed rate...........................      17,534,074       17,573,708        9,406,669        9,399,644
                                                          --------------   --------------   --------------   --------------
                     Total loans........................      28,999,906       29,039,540       15,915,004       15,907,979
                   Allowance for loan losses............         380,120               --          200,860               --
                                                          --------------   --------------   --------------   --------------
                     Net loans..........................  $   28,619,786   $   29,039,540   $   15,714,144   $   15,907,979
                                                          ==============   ==============   ==============   ==============
                 Accrued interest receivable............  $      339,455   $      339,455   $      274,315   $      274,315
                                                          ==============   ==============   ==============   ==============

              Financial liabilities:
                 Deposits
                   Non-interest bearing demand..........  $    7,553,754   $    7,553,754   $    6,043,599   $    6,043,599
                   NOW and money market accounts........      12,020,414       12,020,414        5,963,086        5,963,086
                   Savings..............................       6,052,584        6,052,584        7,154,307        7,154,307
                   Certificates of deposit..............      16,619,980       16,639,498       11,739,832       11,748,371
                                                          --------------   --------------   --------------   --------------
                     Total deposits ....................  $   42,246,732   $   42,266,250   $   30,900,824   $   30,909,363
                                                          ==============   ==============   ==============   ==============
                   Short term borrowings................  $    2,254,783   $    2,254,783   $    1,222,959   $    1,222,959
                                                          ==============   ==============   ==============   ==============
                   Accrued interest payable.............  $      236,667   $      236,667   $      133,815   $      133,815
                                                          ==============   ==============   ==============   ==============


Note 10 -  OFF-BALANCE SHEET FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT
           RISK

           The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

           The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 1997, the Bank had commitments to extend credit of $6,823,651.

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

           The primary market area served by the Bank is Lexington and Richland Counties within the Midlands of South Carolina. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. At December 31, 1997, management does not consider there to be any significant credit concentration within the portfolio. Although, the Bank's loan portfolio as well as existing commitments reflect the diversity of its primary market area, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic stability of the area.


Note 11 -  OTHER AND PRE-OPENING EXPENSES

           A summary of the components of other non-interest expense is as follows:

                                                      December 31,
                                        -------------------------------------------
                                           1997            1996           1995
                                        ----------      ----------     ------------
Data processing....................     $    96,143     $    93,712     $    32,617
Supplies...........................          52,063          43,940          27,519
Telephone..........................          22,385          22,630           7,735
Correspondent services.............          38,097          29,854           6,660
Insurance..........................          32,380          22,100           7,803
Postage............................          21,863          13,051           1,817
Professional fees..................          35,585          35,942          13,791
Other..............................          96,743          62,864          30,717
                                        -----------     -----------     -----------
                                        $   395,259     $   324,093     $   128,659
                                        ===========     ===========     ===========

           A summary of the components of pre-opening expenses for the period ended December 31, 1995 is as follows:

         Salaries and employee benefits.....................   $   155,706
         Consultant fees....................................        13,125
         Occupancy cost.....................................        10,046
         Marketing..........................................        23,819
         Supplies...........................................        19,334
         Other..............................................        28,796
                                                               -----------
                                                               $   250,826
                                                               ===========


Note 12 -  STOCK OPTIONS

           The Company has adopted the First Community Corporation 1996 Stock Option Plan under which an aggregate of 110,000 shares have been reserved for issuance by the Company upon the grant of stock options or restricted stock awards. The plan provides for the grant of options to key employees and Directors as determined by a Stock Option Committee made up of at least two members of the Board of Directors. During the year ended December 31, 1996, 88,000 shares were granted, at an option price of $10.00 per share, which are exercisable for a period of ten years from the date of grant.

           Stock option transactions for the year ended December 31, 1997 and 1996 are summarized as follows:

                                                               1997                               1996
                                                    ------------------------------     --------------------------
                                                                  Weighted Average                 Weighted Average
                                                      Shares       Exercise Price       Shares      Exercise Price
                                                      ------       --------------       ------      --------------
        Outstanding at the beginning of year......      88,000        $  10.00
            Granted...............................          --              --            88,000           10.00
            Exercised.............................      (1,600)          10.00                --        $     --
            Forfeited.............................      (2,400)          10.00                --        $     --
                                                    ----------        --------          --------        --------
        Outstanding at end of year................      84,000        $  10.00            88,000        $  10.00
                                                    ==========        ========          ========        ========
        Option exercisable at end of year.........      47,200        $  10.00            32,000        $  10.00
                                                    ==========        ========          ========        ========

           In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). The statement defines a fair value based method of accounting for employee stock options granted after December 31, 1994. However, SFAS 123 allows an entity to account for these plans according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided pro forma disclosure of net income and earnings per share are made as if SFAS 123 had been applied. The Company has elected to use APB 25 and provide the required pro-forma disclosures. Accordingly, no compensation cost has been recognized in the financial statements for the Company's stock option plan.

           The following summarizes pro-forma data in accordance with SFAS 123:

                                                                                      Year ended December 31,
                                                                                     ------------------------
                                                                                       1997           1996
                                                                                     --------      ----------
          Net income (loss), pro-forma.......................................        $228,712      $(321,951)
          Basic earnings (loss) per common share, pro-forma..................        $   0.33      $   (0.47)
          Diluted earnings (loss) per common share, pro-forma................        $   0.33      $   (0.47)

           The assumptions used in estimating compensation cost on a pro-forma basis were: dividend yield of 0.6%, expected life of six years, volatility of near 0% and risk free interest rate of 6.36%.


Note 13 -  EMPLOYEE BENEFIT PLAN

           The Company maintains a 401 (k) plan which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulation. During 1997, the Company made a discretionary profit sharing contribution to the plan in the amount of $15,350. Beginning in 1998 the Company will match 50% of an employees contribution up to 4.00% of the participants contribution.

Note 14 -  EARNINGS PER SHARE

           The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:

                                                                          Year ended December 31,
                                                                ----------------------------------------------
                                                                    1997              1996             1995
                                                                ------------     ------------     ------------
                   Numerator (Included in basic and
                       diluted earnings per share).......       $    251,176     $   (281,631)    $   (557,834)
                                                                ============     ============     ============

                   Denominator for
                   Weighted average common shares
                       outstanding for:
                       Basic earnings per share..........            689,015          688,077          350,641
                           Dilutive securities:
                              Stock options - Treasury
                                 stock method............             14,276            3,615               --
                                                                ------------     ------------     ------------
                       Diluted earnings per share........            703,291          691,692          350,641
                                                                ============     ============     ============

           The average market price used in calculating the assumed number of shares issued for the years ended December 31, 1997 and 1996 was $12.00 and $10.50, respectively.

Note 15 -  CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

           The Bank is subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The Bank is required to maintain minimum Tier 1 capital, total risked based capital and Tier 1 leverage ratios of 4%, 8% and 3%, respectively.

           At December 31, 1997, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized the Bank must maintain minimum Tier 1 capital, Total risk- based capital and Tier 1 leverage ratios of 6%, 10% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the Bank's well capitalized status. The Company will be required by the Federal Reserve to meet the same guidelines once its consolidated assets exceed $150 million.

           The actual capital amounts and ratios for the Bank and the Company are as follows:

                                                               1997                      1996
                                                       --------------------      -------------------
                                                       Amount         Ratio      Amount        Ratio
                                                       ------         -----      ------        -----
           First Community Corporation
               Tier 1 Capital......................   $6,098,008      17.41%    $5,823,834     27.37%
               Total Risked Based Capital..........    6,478,008      18.49%     6,024,834     28.31%
               Tier 1 Leverage.....................    6,098,000      12.50%     5,823,834     17.29%
           First Community Bank, NA
               Tier 1 Capital......................   $5,232,345      14.93%    $4,982,000     23.41%
               Total Risked Based Capital..........    5,612,345      16.02%     5,183,000     24.35%
               Tier 1 Leverage.....................    5,232,345      10.73%     4,092,000     14.79%

           The Company's dividend payments (when available) will be made primarily from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year combined with retained net profits for the two preceding years. At December 31, 1997, there were no retained net profits free of such restriction.

           The Federal Reserve Board requires that banks maintain cash on hand and reserves in the form of average deposit balances at the Federal Reserve Bank based on their average deposits. The Bank's reserve requirements at December 31, 1997 and 1996 were $212,000 and $154,000 respectively.


Note 16 -  PARENT COMPANY FINANCIAL INFORMATION

           The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

           Condensed Balance Sheets

                                                                                   At December 31,
                                                                            ---------------------------------
                                                                                1997               1996
                                                                            -------------       -------------
           Assets:
               Cash on deposit.........................................     $         852       $       3,302
               Interest-bearing deposits with the Bank.................           878,486             857,173
               Investment in Bank subsidiary...........................         5,246,346           4,931,231
               Other...................................................               480                 350
                                                                            -------------       -------------
               Total assets............................................     $   6,126,164       $   5,792,056
                                                                            =============       =============

           Liabilities:
               Other...................................................            14,154               9,950
                                                                            -------------       -------------

           Shareholders' equity........................................         6,112,010           5,782,106
                                                                            -------------       -------------
               Total liabilities and shareholders' equity..............     $   6,126,164       $   5,792,056
                                                                            =============       =============


           Consolidated Statements of Operations

                                                                                             Year ended December 31,
                                                                                   ------------------------------------------
                                                                                       1997           1996             1995
                                                                                    ----------     ----------      -----------
           Income:
              Interest income...................................................    $    39,445    $    40,582     $    16,983
                                                                                    -----------    -----------     -----------
           Expenses:
              Other.............................................................         40,655         22,446          13,158
                                                                                    -----------    -----------     -----------
           Equity in undistributed earnings (loss) of subsidiary................        252,386       (299,767)       (561,659)
                                                                                    -----------    -----------     -----------
           Net Income (loss)....................................................    $   251,176    $  (281,631)    $  (557,834)
                                                                                    ===========    ===========     ===========

             Condensed Statements of Cash Flows

                                                                                              Year ended December 31,
                                                                                    --------------------------------------------
                                                                                       1997            1996            1995
                                                                                    -----------    ------------   ------------
           Cash flows from operating activities:
               Net Income (loss)................................................    $   251,176    $  (281,631)   $  (557,834)
               Adjustments to reconcile net income/(loss) to net
               cash used by operating activities
               Increase in equity in undistributed (earnings) loss
               of subsidiary  -1997.............................................       (252,386)
                   1996.........................................................                       299,767
                   1995.........................................................                                      561,659
                   1994.........................................................                                      144,615
           Other - net..........................................................          4,073         11,618       (146,633)
                                                                                    -----------    -----------    -----------
           Net cash provided (used) by operating activities.....................          2,863         29,754          1,807
                                                                                    -----------    -----------    -----------

           Cash flows from investing activities:
              Investment in subsidiary..........................................             --             --     (6,000,000)
              (Purchase) maturity of investment security available-
                   for-sale.....................................................             --        749,688       (749,688)
                                                                                    -----------    -----------    -----------
           Net cash provided (used) by investing activities.....................             --        749,688     (6,749,688)
                                                                                    -----------    -----------     ----------

           Cash flows from financing activities:
              Proceeds from issuance of common stock............................         16,000             --      6,828,814
                                                                                    -----------    -----------    -----------
                   Increase in cash and deposits with Bank......................         18,863        779,442         80,933
                   Cash and cash equivalent, beginning of period................        860,475         81,033            100
                                                                                    -----------    -----------    -----------
                   Cash and cash equivalent, end of period......................    $   879,338    $   860,475    $    81,033
                                                                                    ===========    ===========    ===========


Note 17 -  ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENT

           In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position at the end of an accounting period. SFAS 130 is effective for fiscal years beginning after December 31, 1997, and the Company began following the statement in the first quarter of 1998. As required by the statement, reclassification of earlier periods has been reflected in the financial statements.

------------------------------------------------------------       --------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER
THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION
WITH THE OFFER MADE HEREBY.  IF GIVEN OR MADE, SUCH                               450,000 SHARES
INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN
OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY
JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE
SUCH OFFER IN SUCH JURISDICTION.  NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AT ANY TIME                     FIRST COMMUNITY CORPORATION
SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT
THE INFORMATION HEREIN IS CORRECT AT ANY TIME AFTER THE
DATE HEREOF.



--------------------------------------------------------                               [LOGO]

                    TABLE OF CONTENTS
                                                   PAGE
Prospectus Summary...................................  3
Risk Factors.........................................  6
Use of Proceeds...................................... 10
Market for Common Stock.............................. 10
Dividend Policy...................................... 10                           COMMON STOCK
Dilution............................................. 11
Capitalization....................................... 12
Selected Consolidated Financial Data................. 13
Management's Discussion and Analysis of
Financial Condition and Results of Operation......... 14                       --------------------
Business............................................. 32
Supervision and Regulation........................... 37                            PROSPECTUS
Management........................................... 43
Compensation of Directors and                                                  --------------------
Executive Officers................................... 46
Principal Shareholders............................... 49
Description of Securities............................ 50
Underwriting......................................... 53
Legal Matters........................................ 54
Experts.............................................. 54
Available Information................................ 54                   EDGAR M. NORRIS & CO., INC.
Incorporation of Certain Documents
     by Reference.................................... 55
Index to Consolidated Financial Statements........... F-1

                                                                                   June 29, 1998

------------------------------------------------------------      ---------------------------------------------